SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

  ☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2006

  ☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                                                              to

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, California 90245

TABLE OF CONTENTS

Description	Page

(a) Financial Statements:

Report of Independent Registered Public Accounting Firm…......................…	1

Statements of Net Assets Available for Benefits
As of December 31, 2006 and 2005 ..................................................................	2

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2006 and 2005 ...........................................	3

Notes to Financial Statements ...........................................................................	4

(b) Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006………………………………………………	S-1

All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(c) Exhibit:

Exhibit 23: Consent of Independent Registered Public Accounting Firm………	E-1

        i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Computer Sciences Corporation
El Segundo, California

We have audited the accompanying statements of net assets available for benefits of Computer Sciences Corporation Matched Asset Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted FASB Staff Position AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

As discussed in Note 2, the financial statements include investments in commingled funds valued at $1,170,278,646 and $1,033,872,556 as of December 31, 2006 and 2005, respectively, whose fair values have been estimated by management in the absence of readily determinable fair values. Management's estimates are based on information provided by the fund managers.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Los Angeles, California
June 29, 2007

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS
Total Investments at Fair Value	$2,647,532,760	$2,376,100,503

Receivables:
Accrued investment income	1,393,890	1,520,588
Unsettled trade receivables	6,682,551	25,076,847
Other	120,253	259,370
Total Receivables	8,196,694	26,856,805
Total Assets	2,655,729,454	2,402,957,308

LIABILITIES
Accrued expenses	812,292	752,448
Unsettled trade payables	20,729,187	24,600,330
Other	6,986	-
Total Liabilities	21,548,465	25,352,778
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,634,180,989	2,377,604,530

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	124,375	143,031

NET ASSETS AVAILABLE FOR BENEFITS	$2,634,305,364	$2,377,747,561

        See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years Ended December 31,
ADDITIONS:	2006	2005
INVESTMENT INCOME:
Net appreciation in fair value of investments	$234,129,804	$5,545,478
Interest	26,126,588	18,489,290
Dividends	4,245,654	4,704,701
Net Investment Income	264,502,046	28,739,469
CONTRIBUTIONS:
Participant	197,623,683	190,402,715
Employer	33,439,571	34,378,649
Employee rollovers	6,331,547	10,386,616
Total Contributions	237,394,801	235,167,980
Total Additions:	501,896,847	263,907,449

DEDUCTIONS:
Distributions to participants	242,474,583	213,259,368
Administrative expenses	2,762,530	1,717,288
Total Deductions:	245,237,113	214,976,656
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFERS	256,659,734	48,930,793

NET TRANSFERS TO OTHER PLANS	(101,931)	(265,282,359)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,377,747,561	2,594,099,127
End of year	$2,634,305,364	$2,377,747,561

        See Notes to Financial Statements

        COMPUTER SCIENCES CORPORATION
   MATCHED ASSET PLAN

      NOTES TO FINANCIAL STATEMENTS
         Years Ended December 31, 2006 and 2005

Note 1     Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the plan document for more complete information.

The Plan is a defined contribution plan adopted by the action of the Board of Directors of Computer Sciences Corporation (the "Company") taken on November 3, 1986, and constitutes an amendment and restatement of the Employee Stock Purchase Plan ("the Prior Plan").

The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code (the "Code"), as amended, Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, to satisfy the requirement of Code Section 401(k).  It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the CSC Retirement and Employee Benefits Plans Committee (the “Committee”), which consists of four members who are appointed by the Board of Directors of the Company and serve without compensation and are reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the Committee.  The Committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, the participants' rights to the Company's contributions vest immediately.

        COMPUTER SCIENCES CORPORATION
    MATCHED ASSET PLAN

        NOTES TO FINANCIAL STATEMENTS
        Years Ended December 31, 2006 and 2005

Interest in the CSC Sponsored Trust (“CSC Trust”)

The Plan's investments are in a trust sponsored by the Company.  Currently, certain participating plans are not part of the same control group as the Company, and the trust is not considered a master trust.  The assets of the CSC Trust are held by The Bank of New York (the "Trustee").  At December 31, 2006 and 2005, the Plan’s interest in the assets of the CSC Trust was approximately 57.3% and 58.9%, respectively.  Investment income and administrative expenses relating to each discretionary or directed fund within the CSC Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund.

The following participating retirement plans have a divided interest in the CSC Trust:  the Plan, and CSR’s Range Employees Pension Plan.  The following participating retirement plans have an undivided interest in the CSC Trust: Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, Computer Sciences Corporation Cash Balance Plan, CSC Pension Equity Plan, Eagle Alliance Employee Pension Plan, and the DynCorp Information Systems LLC Union Pension Plan.  The following plans are not in the same control group as the Company: CSR’s Range Employees Pension Plan and Eagle Alliance Employee Pension Plan.

Eligibility and Participation

Any eligible employee who has satisfied the Plan's age requirement, and is employed by the Company, and who receives a stated compensation in respect of employment on the payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan.  In addition, the Company may determine to exempt all employees of any division, unit, facility or class from coverage under the Plan.  Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

        COMPUTER SCIENCES CORPORATION
        MATCHED ASSET PLAN

           NOTES TO FINANCIAL STATEMENTS
        Years Ended December 31, 2006 and 2005

Employee and Company Contributions

An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations.  Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant.  Any matching Company contributions attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions.  Effective October 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), the Plan permits participants age 50 and over to make additional “catch-up” contributions in excess of the statutory limit.   The catch-up provision provided these participants the opportunity to contribute up to an additional $5,000 and $4,000 on a pre-tax basis in 2006 and 2005, respectively.

A participant is not permitted to make voluntary after-tax contributions to the Plan, unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.

The Company will contribute an amount equal to 50% of the first 3% of the participant's compensation deferral, except for fifteen groups of employees for whom, under the terms of their contract agreements, the Company will contribute amounts based on the following rates:

Group 1 – 100% of the first 7% of the participant’s compensation deferral;
Group 2 – 100% of the first 5% of the participant’s compensation deferral;
Group 3 – 100% of the first 10% of the participant’s compensation deferral;
Group 4 – 50% of the first 6% of the participant’s compensation deferral;
Group 5 – 75% of the first 4% of the participant’s compensation deferral;
Group 6 – 50% of the first 8% of the participant’s compensation deferral and discretionary employer contribution of at least 1% of participant compensation;

        COMPUTER SCIENCES CORPORATION
       MATCHED ASSET PLAN

       NOTES TO FINANCIAL STATEMENTS
        Years Ended December 31, 2006 and 2005

Group 7 – 25% of the first 8% of the participant’s compensation deferral and discretionary employer contribution of 2% of participant compensation;
Group 8 – discretionary employer contribution of $75.20 biweekly;
Group 9 – discretionary employer contribution of 4%;
Group 10 – discretionary employer contribution of 6.1%;
Group 11 – discretionary employer contribution of 5%;
Group 12 – 50% of the first 2% of the participant’s compensation deferral and discretionary employer contribution of 3%;
Group 13 – 2/3 of the first 6% of the participant’s compensation deferral;
Group 14 – 100% of the first 8% of the participant’s compensation deferral;
Group 15 – no match, no discretionary employer contribution.

Through December 29, 2006, matching contributions were invested in the Company Stock Fund (“CSC Stock Fund”), which invests in the common stock of the Company except for employees of CSC Credit Services, Inc., Mississippi Space Services, Eagle Alliance, Computer Sciences Raytheon, or specific union or SCA employees whose matching contributions are not required to be invested in the Company Stock Fund, and may be invested in any available fund selected by the employee.

After December 31, 2006, the Pension Protection Act of 2006 requires defined contribution plans that hold publicly traded employer securities to permit participants to diversify account balances invested in those securities.  As a result, the Plan allows diversification of employer contributions, including those invested in the CSC Stock Fund, into other investments options available in the Plan.  This diversification right was implemented by the Plan on December 30, 2006.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching and discretionary contributions and allocations of Plan investment returns, and is charged with withdrawal and an allocation of investment management fees.  Allocations are based on participant earnings or account balances, as defined by the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

        COMPUTER SCIENCES CORPORATION
          MATCHED ASSET PLAN

        NOTES TO FINANCIAL STATEMENTS
        Years Ended December 31, 2006 and 2005

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan.  Certain Company contributions were automatically invested in CSC common stock until December 29, 2006.  The Plan currently offers the following fifteen investment options: Money Market Fund, Short Duration Bond Fund, Core Bond Fund, Government TIPS Bond Fund, High Yield Bond Fund, Balanced 40/60 Fund, Balanced 60/40 Fund, Balanced 80/20 Fund, Active Allocation Fund, S&P 500 Index Fund, S&P 500 Select Fund, Active U.S. Equity Fund, U.S. Equity Completion Fund, International Equity Fund, and CSC Stock Fund. The T. Rowe Price Frozen Stable Value Fund is frozen to new participants and to new contributions.  These investment options are made up of various investments as determined by the investment manager.

The investment return in the respective funds is allocated to a participant based on his or her account balance.

Vesting of Participants' Interests/Forfeitures

Participants are vested immediately in his or her contributions plus actual earnings thereon.

With the exception of a few selected groups, vesting in his or her Matching Contribution Account is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service.  Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company or upon severance by reason of death or total and permanent disability.

Any nonvested portion of the Matching Contributions Account will be forfeited upon withdrawal from the Plan. Forfeitures may be applied to reduce future matching contributions by the Company. Such forfeitures during 2006 and 2005 amounted to $6,738,912 and $1,641,650, respectively.   The Plan had a forfeiture balance of $5,249,472 and $322,171 at December 31, 2006 and 2005, respectively.  During the years ended December 31, 2006 and 2005, employer contributions were reduced by $1,811,611 and $1,319,479, respectively.

        COMPUTER SCIENCES CORPORATION
         MATCHED ASSET PLAN

           NOTES TO FINANCIAL STATEMENTS
             Years Ended December 31, 2006 and 2005

Distributable Amounts, Withdrawals and Refunds

A participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment or dismissal.  The rules of payment of a participant's distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.

While still an employee, a participant may, upon at least a 30 day written notice to the Committee, make a withdrawal of his or her compensation deferral contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant.

Administrative Expenses

Administrative expenses are paid by the Plan as provided in the plan document.

Note 2     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

        COMPUTER SCIENCES CORPORATION
        MATCHED ASSET PLAN

        NOTES TO FINANCIAL STATEMENTS
        Years Ended December 31, 2006 and 2005

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, separate and commingled funds, Company stock, investment contracts, and certain derivative instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan invests in securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.

Security Transactions

Security transactions are accounted for on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is accounted for on the accrual basis.  Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Valuation of Investment Securities

Investments in common stocks, corporate and government fixed income securities and registered investment companies are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date.  Investments in commingled funds are stated at estimated fair values, which have been determined based on the unit values of the funds.  Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  Investments in money market funds and certificate of deposits are stated at cost which approximates fair value.  Derivatives are valued at fair value (see Note 10).  Participant loans are valued at outstanding loan balances, which approximate fair value.

        COMPUTER SCIENCES CORPORATION
        MATCHED ASSET PLAN

        NOTES TO FINANCIAL STATEMENTS
        Years Ended December 31, 2006 and 2005

Commingled funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  The T. Rowe Price Stable Value Common Trust Fund is a stable value fund.  The fund invests principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  The financial statements include investments in commingled funds valued at $1,170,278,646 and $1,033,872,556 as of December 31, 2006 and 2005, respectively, whose fair values have been estimated by management in the absence of readily determinable fair values. Management's estimates are based on information provided by the fund managers.

Adoption of New Accounting Guidance

Effective December 31, 2006, the financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value.  The statements of changes in net assets available for benefits are presented on a contract value basis and were not affected by the adoptions of the FSP.  The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Payment of Benefits

Benefits are recorded when paid.  Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $6,405,988 and $4,227,637 at December 31, 2006 and 2005, respectively.

Note 3     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

The Committee believes that the Plan is designed and operated to qualify under applicable provisions of the Code.  As such, no provision for income taxes has been included in the Plan’s financial statements.

        COMPUTER SCIENCES CORPORATION
         MATCHED ASSET PLAN

         NOTES TO FINANCIAL STATEMENTS
        Years Ended December 31, 2006 and 2005

Note 4     Investment Funds

Participant contributions - Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%.  After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible paycheck once per calendar month.  In addition, a participant may elect to redesignate once per month any amounts in his or her accounts as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund.  These elections may be made by giving such advance notice as may be required by the Plan administrator.

The following table represents the individual investments that exceeded 5% of the Plan's net assets available for benefits, as of December 31:

	December 31,
Description of Issue	2006	2005

SSGA Short Term Investment Fund	$199,008,415	$165,843,464
Commingled Funds:
Mellon Bank Daily Liquidity Stock Index Fund	566,081,128	502,338,292
Frank Russell Equity #1 Fund	181,402,071	161,824,086
Mellon Bank EB Daily Liquidity Enhanced Asset Allocation Fund	146,796,902	129,886,837
Mellon Bank EB Daily Market Completion Fund	269,003,089	225,227,193
CSC common stock	515,402,736	563,174,327	*

* A portion of this investment was nonparticipant-directed

Note 5     Participant Loans

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations.  The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%.  Loan terms range from 1-5 years or up to 15 years for purchase of a primary residence.  Loans are recorded at outstanding loan balances, which approximate fair value, on the statements of net assets available for benefits.

        COMPUTER SCIENCES CORPORATION
       MATCHED ASSET PLAN

        NOTES TO FINANCIAL STATEMENTS
                        Years Ended December 31, 2006 and 2005

Loan amounts are taken from the participants' accounts according to a priority specified in the Plan’s loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants’ accounts in the reverse order of the priority specified in the Plan’s loan rules.  Interest payments are prorated to the participants’ accounts based on each account’s outstanding principal.  Both loan principal and interest repayments are invested according to the participant’s current investment fund election for contributions (except for employer match).  Principal and interest are paid ratably through payroll deductions.

Note 6     Investments in CSC Trust

The following table presents investments in the CSC Trust at fair value.

	December 31,
	2006	2005
Investments at Fair Value as Determined by
Quoted Market Price
Cash	$2,732	$2,471
Short-term investments	87,885,570	29,360,027
Money market	199,008,415	165,843,464
Bonds and debentures	471,488,964	452,058,782
CSC common stock	515,402,736	563,174,327
Common stock	115,463
International equity portfolios	385,843,931	269,687,495
Investment in registered investment company	41,325,437	35,422,793
	1,701,073,248	1,515,549,359
Investment at Estimated Fair Value
Interest in commingled funds	2,870,045,524	2,467,394,352
Hedge fund	15,907,281	15,268,464
Derivatives	163,276	6,500
	2,886,116,081	2,482,669,316
Investment at Cost, Which Approximates Fair Value
Participant loans	34,273,916	33,413,167
Total CSC Trust at fair value	$4,621,463,245	$4,031,631,842
Plan's Interest in CSC Trust at fair value	$2,647,532,760	$2,376,100,503

        COMPUTER SCIENCES CORPORATION
         MATCHED ASSET PLAN

           NOTES TO FINANCIAL STATEMENTS
           Years Ended December 31, 2006 and 2005

The investment income (loss) of the CSC Trust is summarized as follows:

	Year Ended December 31,
	2006	2005
(Depreciation) Appreciation:
Bonds and debentures	$(3,220,520)	$(8,700,719)
CSC common stock	30,881,438	(67,421,749)
International equity portfolios	63,823,878	26,809,513
Registered investment company	365,779	(1,454,666)
Commingled funds	339,441,040	133,685,004
Other	115,700
Net appreciation in fair value of investments	431,407,315	82,917,383
Dividends	18,281,603	13,807,474
Interest	37,058,071	26,468,180
CSC Trust Investment Income	$486,746,989	$123,193,037
Plan's Interest in the CSC Trust Investment Income	$264,502,046	$28,739,469

Note 7     Exempt Party-In-Interest Transactions

Certain short-term investment funds are managed by The Bank of New York.  The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  The trustee fees associated with these funds were paid by the Company and amounted to $1,500 a year for the years ended December 31, 2006 and 2005.   As the fund manager of the International Equity Fund, The Bank of New York’s fees amounted to $157,477 and $84,999 for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan held 9,657,162 and 11,121,136 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $509,725,948 and $585,730,828, respectively.  Computer Science Corporation common stock did not pay dividends for the years ended December 31, 2006 and 2005.

        COMPUTER SCIENCES CORPORATION
   MATCHED ASSET PLAN

        NOTES TO FINANCIAL STATEMENTS
        Years Ended December 31, 2006 and 2005

Note 8      Mergers and Spin-off

In 2006, funds were transferred to the DynCorp International LLC Matched Asset Plan as a result of participant account corrections between the two plans.

On January 5, 2005 the CSC Outsourcing Inc. Hourly Savings Plan and the CSC Outsourcing Inc. CUTW Hourly Savings Plan (“the Hourly Plans”) merged into the Plan.  The participants’ investment account balances of the Hourly Plans were transferred into the Plan.  As a result of the merger, participants of the Hourly Plans can participate in the Plan, effective January 5, 2005.  The management of the Company believes that these mergers were tax-exempt transactions under the applicable provisions of the Code and, therefore, not subject to federal income taxes.

Effective January 6, 2005, the DynCorp International LLC Matched Asset Plan was spun-off from the Plan. The spin-off was agreed to as part of the sale of DynCorp International LLC. Participant assets were transferred to the spun-off plan in January 2005.  The management of the Company believes that this spin-off was a tax-exempt transaction under the applicable provisions of the Code and, therefore, not subject to federal income taxes.

Note 9     Nonparticipant-Directed Investments

During the 2006 and 2005 plan years, all employer contributions were invested in the CSC Stock Fund, except for certain defined groups of employees, and they could not be transferred into another investment fund.  Special diversification rights applied upon reaching age 55 with 5 years of service, or at age 59-1/2 regardless of years of service.  Employer contributions could be allocated to any of the other investment funds.  However, in response to the Pension Protection Act of 2006, as discussed in Note 1, the Plan permitted participants to diversify their employer contributions invested in the CSC Stock Fund starting on December 30, 2006.  At December 31, 2005, the participant-directed portion of the CSC Stock Fund, consisting of employee contributions and balances subject to special diversification rights, was undetermined.

        COMPUTER SCIENCES CORPORATION
     MATCHED ASSET PLAN

           NOTES TO FINANCIAL STATEMENTS
           Years Ended December 31, 2006 and 2005

Information about the net assets and the significant components of the changes in net assets relating to the CSC Stock Fund, which includes nonparticipant-directed investments, is as follows as of December 31:

	2006	2005
CSC Stock Fund:
CSC common stock	$515,402,736	$563,174,327
Short-term investments	25,579,480	4,588,686
Accrued income	29,114	16,157
Net unsettled trades payable	(169,021)	(680,581)
CSC Stock Fund	$540,842,309	$567,098,589

CSC Stock Fund:
Net appreciation in fair value of investments	30,922,626	(68,203,132)
Interest income	1,243,534	928,210
Employer contributions	30,268,187	31,478,944
Participant contributions	15,872,159	17,264,336
Participant rollovers	478,493	693,209
Transfers	(51,179,464)	(30,570,785)
Plan to plan transfers	16,630	(150,356,823)
Benefits paid to participants	(53,832,268)	(49,379,973)
Administrative fees	(46,177)	(47,077)
Net Change	(26,256,280)	(248,193,091)

CSC Stock Fund -- beginning of the year	567,098,589	815,291,680
CSC Stock Fund -- end of the year	$540,842,309	$567,098,589

Note 10     Derivative Financial Instruments

In the Plan’s separate accounts, one fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its strategy.  This strategy includes the use of futures, swaps, and options as substitutes for and in conjuction with certain types of fixed income securities.  Derivatives are often used to manage market risk and to achieve overall investment portfolio objectives but not for speculation.

        COMPUTER SCIENCES CORPORATION
      MATCHED ASSET PLAN

         NOTES TO FINANCIAL STATEMENTS
        Years Ended December 31, 2006 and 2005

Futures Contracts

The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan’s fixed income investments and to achieve overall investment portfolio objectives.   The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2006 and 2005, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury securities.  Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the fair  value of the contract.  Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.

At December 31, 2006, the Plan had futures contracts to buy and sell U.S. Treasury Notes contracts with notional amounts of $58,600,000 and $19,700,000, respectively; to buy U.S Treasury Bond contracts with notional amounts of $8,500,000; and to sell Eurodollar contracts with notional amounts of $151,000,000.  At December 31, 2005, the Plan had futures contracts to buy and sell U.S. Treasury Notes contracts with notional amounts of $82,800,000 and $19,100,000, respectively; to buy U.S Treasury Bond contracts with notional amounts of $900,000; and to buy and sell Eurodollar contracts with notional amounts of $18,000,000 and $3,000,000, respectively.  Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.

The fair value of futures contracts in the statements of net assets available for benefits is zero at December 31, 2006 and 2005, as settlements are made by cash daily.  Realized gains or losses are accounted for as net appreciation (depreciation) in fair value of investments.

Interest Rate Swap

An interest rate swap is an agreement between two parties (known as counterparties) where one stream of future interest payments is exchanged for another based on a specified principal amount. Interest rate swaps often exchange a fixed payment for a floating payment that is linked to an interest rate (most often the LIBOR). The Plan will typically use interest rate swaps to limit, or manage, its exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than it would have been able to get without the swap. Counterparties must be rated BBB or better by a nationally recognized rating agency.  As of December 31, 2006 the Plan had entered nine interest rate swap contracts.

        COMPUTER SCIENCES CORPORATION
      MATCHED ASSET PLAN

      NOTES TO FINANCIAL STATEMENTS
      Years Ended December 31, 2006 and 2005

Credit Default Swap

A credit default swap is designed to transfer the credit exposure of fixed income products between parties. The buyer of a credit swap receives credit protection, whereas the seller of the swap guarantees the credit worthiness of the product. By doing this, the risk of default is transferred from the holder of the fixed income security to the seller of the swap.  As of December 31, 2006 the Plan had entered two credit default swap contracts. The index involved in those swaps is the Dow Jones North American Investment Grade High Volatility Index. This index is a collection of high volatility names that is priced monthly by Dow Jones.

At December 31, 2006, the fair market value of derivatives is immaterial.

Note 11     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
	December 31,
	2006	2005

Net assets available for benefits per the financial statements	$2,634,305,364	$2,377,747,561
Amounts allocated to withdrawing participants	(6,405,988)	(4,227,637)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(124,375)
Net assets available for benefits per Form 5500	$2,627,775,001	$2,373,519,924

        COMPUTER SCIENCES CORPORATION
     MATCHED ASSET PLAN

        NOTES TO FINANCIAL STATEMENTS
        Years Ended December 31, 2006 and 2005

The following is a reconciliation of net increase in assets before transfers per the financial statements to the Form 5500:
	Year Ended December 31,
	2006	2005
Net increase in assets before transfers per the financial statements	$256,659,734	$48,930,793
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(124,375)	-
Net increase in assets before transfers per Form 5500	$256,535,359	$48,930,793

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:
	Year Ended December 31,
	2006	2005
Distributions to participants per the financial statements	$242,474,583	$213,259,368
Add: Amounts allocated to withdrawing participants at end of year	6,405,988	4,227,637
Less: Amounts allocated to withdrawing participants at start of year	(4,227,637)	(5,945,543)
Distributions to participants per the Form 5500	$244,652,934	$211,541,462

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of that date.

Note 12         Subsequent Events

In July 2007, the Datatrac Employee Savings and Retirement Plan is scheduled to merge into the Plan as part of the December 7, 2006 stock purchase agreement between CSC and Datatrac Information Services, Inc.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement and Employee Benefits Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation
MATCHED ASSET PLAN

Date: June 29, 2007	By: /s/Michael E. Keane
Chairman Computer Sciences Corporation Retirement and Employee Benefit Plans Committee

2006 Form 5500, Schedule H, Part IV, Line 4i Matched Asset Plan PN 001 Computer Sciences Corporation EIN 95-2043126 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost**	(e) Current Value
	State Street Global Advisor	Short-term Investment Fund			$199,008,415
*	The Bank of New York	Collective Short Term Invest Fd			48,154,741
	Mellon Bank, N.A.	Collective Short Term Invest Fd			1
	Barclays Bank Plc Instl Ny C/D	Certificate of Deposit		03/13/09	1,080,000
	HSBC Bk USA Instl C/D	Certificate of Deposit	3.870%	06/07/07	496,801
	Suntrust Banks Inc C/D	Certificate of Deposit	4.415%	06/15/09	107,659
	Deutsche Bank Ag N Y Instl C/D	Certificate of Deposit		03/15/07	175,000
		Total Short-Term Investments			249,022,617

	Euro	Foreign Currency			649
*	Computer Sciences Corporation	Common Stock (9,657,162 shares)			515,402,736
	Computer Sciences Corporation	Participant loans (maturing from 2007 to 2021 at interest rates ranging between 3.5% and 16.8%)			34,273,916

	Mellon Bank, N.A.	Commingled Fund - Mellon EB Daily Liquidity Aggregate Bond Index Fd			102,573,221
	Mellon Bank, N.A.	Commingled Fund - Daily Liquidity Stock Index Fund			566,081,128
	Mellon Bank, N.A.	Commingled Fund - EB Daily Liquidity Enhanced Asset Allocation			146,796,902
	State Street Global Advisor	Commingled Fund - SSGA Index Plus Secs Lending Ser A Fund			88,861,779
	Mellon Bank, N.A.	Commingled Fund - Mellon EB Daily Market Completion Fund			269,003,089
	Frank Russell	Commingled Fund - Frank Russell Equity #1 Fund			181,402,071
	State Street Global Advisor	Commingled Fund - SSGA Gov't TIPS Bond Fund			29,229,441
	T.Rowe Price	Commingled Fund - Frozen Stable Value Fund			14,508,218
		Total Interest in Commingled Funds			1,398,455,849

	Vanguard Group	Mutual Fund - Vanguard High Yield Corp Bond fund			41,325,437

	Accredited Mtg Ln Tr2005-3 Asset-Bkd Nt Cl A-2Acmo/Ser 3 Cl A2A	Corporate Bond	5.239%	09/25/35	141,653
	Ace Secs Corp Home Equity Lntr 2006-Fm2Mtg Passthru Ctf Cl A-2A Fltgcmo A2A Ser Fm2	Corporate Bond	5.191%	08/25/36	1,332,259
	American Home Mtg Assets Tr2005-1 Mtg Passthru Ctf Cl 3A11Adj Rate	Corporate Bond	5.404%	11/25/35	762,569
	Adjustable Rate Mtg Tr2005-9 Mtg Passthru Ctf Cl	Corporate Bond	5.404%	11/25/35	678,644
	Asif Global Financing Xxiii Nt144A	Corporate Bond	3.900%	10/22/08	195,108
	Ba Cr Card Tr2006-16 Nt Cl Acmo A16 Ser A16	Corporate Bond	4.720%	05/15/13	1,125,000
	Bank Amer Corpbank Amer Corpsr Nt Dtd 11/26/2002	Corporate Bond	3.875%	01/15/08	679,595
	Banc One Corp	Corporate Bond	2.625%	06/30/08	163,477
	Banc Amer Coml Mtg Inc2003-1 Coml Mtg Passthru Ctf	Corporate Bond	3.878%	09/11/36	849,004
	Banc Amer Fdg 2006-I Trmtg Pass Thru Ctf Cl 1-A-1	Corporate Bond	4.581%	12/20/46	1,038,576
	Bank One Corp	Corporate Bond	6.000%	08/01/08	263,216
	Bank One Issuance Tr V/R2003-3 Nt Cl A	Corporate Bond	5.430%	12/15/10	1,277,169
	Bear Stearns Arm Tr2004-7 Mtg Passthru Ctf Cl-4Arate	Corporate Bond	3.605%	10/25/34	772,027
	Bear Stearns Cos Incbear Stearns Cos Incnt	Corporate Bond	3.250%	03/25/09	259,024
	Bear Stearns Alt-A Tr2004-13 Mtg Passthru Ctf Cl-A1	Corporate Bond	5.520%	11/25/34	675,213
	Bear Stearns Asset Backed Secsi Tr2006-Pc1 Asset Bkd Ctf Cl A-1	Corporate Bond	5.220%	12/25/35	447,615
	Bear Stearns Asset Backed Secsi Tr2006-He1 Asset Bkd Ctf Cl-1A1	Corporate Bond	5.230%	12/25/35	571,112
	Bmw Vehicle Owner Trser 2005-A Cl-A3	Corporate Bond	4.040%	02/25/09	934,159
	Cwabs Inc2005-Bc4 Asset Bkd Ctf 2-A-1	Corporate Bond	5.259%	08/25/35	323,097
	Cwabs Inc2005-16 Asset Bkd Ctf Cl-4Av1	Corporate Bond		01/25/36	531,361
	Cwmbs Inc V/R2003-37 Chl Mtg Passthru Ctf	Corporate Bond	4.248%	09/25/33	1,029,361
	Capital Auto Receivables Assettr2004-2 Asset Backed Nt Cl A-2	Corporate Bond	3.350%	02/15/08	753,677
	Capital Auto Receivables Assettr2005-1 Asset Bkd Nt Cl A-4	Corporate Bond	4.050%	07/15/09	1,042,666
	Carrington Mtg Ln Tr2006-Opt1 Asset Bkd Passthrctf	Corporate Bond	5.206%	02/25/29	419,754
	Chase Coml Mtg Secs Corp2000-1 Coml Mtg Passthru Ctfcl A-20.000%04/25/2032	Corporate Bond	7.757%	04/15/32	753,918
	Chase Issuance Tr2005-3 Nt Cl A Fltg Rate	Corporate Bond	5.340%	10/17/11	1,050,944
	Chase Issuance Tr2005-5 Nt Cl A Fltg Rate	Corporate Bond	5.340%	02/15/12	1,316,349
	Chase Cr Card Owner Tr2002-7 Asset Bkd Nt Cl A Fltg	Corporate Bond	5.440%	02/15/10	1,451,652
	Citibank Cr Card Issuance Tr2004-A1 Nt	Corporate Bond	2.550%	01/20/09	1,398,035
	Citigroup Incglobal Sr Nt Dtd 01/31/2003	Corporate Bond	3.500%	02/01/08	1,527,025
	Citibank Cr Card Issuance Tr2004-A4 Nt	Corporate Bond	3.200%	08/24/09	1,307,313
	Comm 2000-C1Coml Mtg Passthru Ctf Cl A-2	Corporate Bond	7.416%	04/15/10	888,155
	Commercial Mtg Accep Corp Comlmtg Pass Thru Ctfsser 1998-C2 Cl A-2	Corporate Bond	6.030%	09/15/30	448,226
	Conocophillips Australia Fdgcogtd Nt Fltg Rate	Corporate Bond		04/09/09	400,320
	Cwalt Inc2005-20Cb Mtg Passthru Ctf Cl-2A3	Corporate Bond	5.500%	07/25/35	654,853
	Cwabs Inc2005Im3 Mtg Passthru Ctf Cl	Corporate Bond	5.259%	12/25/35	428,219
	Daimlerchrysler Auto Tr 2006-B2006-B Asset Bkd Nt Cl A-3	Corporate Bond	5.330%	08/08/10	1,002,029
	Daimlerchrysler Auto Tr2005-A Asset Backed Nt Cl A-3	Corporate Bond	3.490%	12/08/08	731,030
	Daimlerchrysler Auto Tr2004-C Asset Backed Nt Cl A-3	Corporate Bond	2.980%	08/08/08	450,953
	Deutsche Alt-A Secs Mtg Ln Trser 2006 Ar3Mtg Passthru Ctf Cl A-3 Fltgcmo A3 Ser Ar3	Corporate Bond	5.440%	08/25/36	1,468,833
	Deutsche Alt-A Secs Incalternative Ln Tr2006-Af1 Mtg Passthru Ctf Cl	Corporate Bond		04/25/36	595,767
	Dlj Coml Mtg Corpcoml Mtg Passthru Ctf 00-Ckp1	Corporate Bond	7.180%	11/10/33	846,796
	Encore Cr Receivables Tr2005-4 Asset Bkd Nt Cl 2-A-1	Corporate Bond	5.239%	02/01/36	124,520
	Federal Natl Mtg Assn Gtdremic Pass Thru Tra-1-Fixed Rt061604	Corporate Bond	5.750%	08/25/34	500,949
	Fieldstone Mtg Invt Corp2005-3 Sr Nt Cl 2-A1 Var Rate	Corporate Bond	5.259%	02/25/36	532,187
	Ford Cr Auto Owner Tr	Corporate Bond	3.480%	11/17/08	797,021
	Ford Cr Auto Owner Tr2005-C Nt Cl A-2Cmo/Sr C Cl A2	Corporate Bond	4.240%	03/15/08	182,108
	Ford Cr Auto Owner Tr 2006-Bnt Cl A-3Cmo A3 Ser B	Corporate Bond	5.280%	10/15/10	1,325,911
	General Elec Cap Corp M/T/Nser-A	Corporate Bond	9.830%	12/15/08	192,105
	General Elec Cap Corp M/T/N	Corporate Bond	3.450%	07/16/07	891,342
	General Elec Cap Corp M/T/N	Corporate Bond	3.600%	10/15/08	802,667
	General Elec Cap Corp M/T/N	Corporate Bond	3.450%	01/15/08	2,177,066
	Gmac Coml Mtg Sec Incmtg Passthru Ctf 2000-C1 Clvar Rate	Corporate Bond		03/15/33	889,180
	Gmac Coml Mtg Secs Incmtg Passthru Ctf Ser 99-C3A-2	Corporate Bond	7.179%	08/15/36	603,568
	Golden West Finl Corp Del	Corporate Bond	4.125%	08/15/07	143,844
	Goldman Sachs Group Incgoldman Sachs Group Incsr Nt Dtd 01/13/2003	Corporate Bond	4.125%	01/15/08	479,456
	Greenwich Cap Coml Fdg Corp2002-C1 Coml Mtg Passthru Ctf	Corporate Bond	4.112%	01/11/17	824,893
	Gs Mtg Secs Corp Iicoml Mtg Passthru Ctf 1998-C1A-3-Fixed Rt102698	Corporate Bond	6.135%	10/18/30	971,073
	Gs Mtg Secs Corp Ii V/Rcoml Mtg Passthru 2003-C1 Cl	Corporate Bond	0.954%	01/10/40	352,018
	Gs Mtg Secs Corp2004-9 Mtg Passthru Ctf Cl	Corporate Bond	3.691%	08/25/34	1,009,864
	Gs Mtg Secs Corp *Pp*2005-Ar6 Mtg Passthru Ctf Cl-1A1	Corporate Bond	4.549%	09/25/35	1,147,998
	Harborview Mtg Ln Trharborview Mtg Ln Tr2005-10 Mtg Passthru Ctf Clcmo/Ser 10 Cl 2A1A	Corporate Bond	5.442%	11/19/35	994,448
	Honda Auto Receivables Owner Trustcmo/ Ser 4 Cl A3	Corporate Bond	4.460%	05/21/09	968,758
	Honda Auto Receivables 2004-1Owner Trasset Backed Nt Cl A-3	Corporate Bond	2.400%	02/21/08	202,181
	Honda Auto Receivables 2004-2Owner Trasset Bkd Nt Cl A-3	Corporate Bond	3.300%	06/16/08	528,056
	Honda Auto Receivables 2004-3Owner Trasset Backed Nt Cl A-3	Corporate Bond	2.910%	10/20/08	662,307
	Honda Auto Receivables 2005-1Owner Trasset Bkd Nt Cl A-3	Corporate Bond	3.530%	10/21/08	690,561
	Household Finance Corp	Corporate Bond	4.125%	12/15/08	343,049
	Ifc Sbap 97-1A V/R	Corporate Bond		01/15/24	254,454
	Impac Secd Assets Corp *Pp*2005-2 Mtg Passthru Ctf A-2A144A	Corporate Bond	5.259%	03/25/36	651,369
	J P Morgan Mtg Acquisitioncorp2005-Opt2 Mtg Passthru Ctf Clrate	Corporate Bond	5.220%	12/25/35	261,374
	Lb-Ubs Coml Mtg Tr	Corporate Bond	1.358%	04/15/37	265,723
	Lehman Brothers Hldgs Inclehman Brothers Hldgs Incglobal Nt	Corporate Bond	4.000%	01/22/08	493,110
	Luminent Mtg Tr2005-1 Mtg Bkd Nt Cl A-1Cmo/ Ser 2005-1 C L A1	Corporate Bond	5.394%	11/25/35	1,181,688
	Mastr Asset Backed Secs Tr2006-Fre1 Mtg Passthru Ctf A-1	Corporate Bond	5.210%	12/25/35	536,478
	Mbna Cr Card Master Nt Tr2003-7 Nt Cl A	Corporate Bond	2.650%	11/15/10	1,592,021
	Mbna Cr Card Master Nt Tr2002-10 Nt Cl A Fltg Rate	Corporate Bond	5.460%	02/16/10	1,126,321
	Merrill Lynch Mtg Invs Inc2004-A4 Mtg Passthru Ctf A2	Corporate Bond	4.237%	08/25/34	1,049,268
	Metropolitan Life Global Fdg I *Pp*Medium Term Nts Book Entrytranche # Tr 00004144A	Corporate Bond	2.600%	06/19/08	287,142
	Morgan Stanley Abs Cap I Inc2005-He5 Mtg Passthru Ctf Cl	Corporate Bond	5.239%	09/25/35	378,879
	Morgan Stanley Cap I Incmorgan Stanley Cap I Inccoml Mtg Passthru Ctf 99-Fnv1Cl A-2	Corporate Bond	6.530%	03/15/31	1,341,901
	Morgan Stanley Group Inc Debcontformerly Morgan Stanley Dean	Corporate Bond	3.625%	04/01/08	480,087
	Nationslink Fdg Corpcoml Mtg Passthru Ctf 1999-1Cl A-2	Corporate Bond	6.316%	01/20/31	813,408
	New Centy Home Equity Ln Tr2005-C Asset Bkd Ctf Cl A-2Afltg Rate	Corporate Bond	5.220%	01/25/36	421,057
	Nissan Auto Receivables 2003-Cowner Trnt Cl A-4	Corporate Bond	2.700%	12/17/07	46,713
	Nomura Home Equity Ln Inc2006-He1 Asset Bkd Ctf Cl A-1	Corporate Bond	5.220%	03/25/36	439,228
	Oracle Corp / Ozark Hldg Incnt	Corporate Bond	5.000%	01/15/11	148,489
	Option One Mtg Ln Tr2005-4 Asset Bkd Ctf Cl A-2	Corporate Bond	5.239%	11/25/35	377,553
	Opteum Mtg Accep Corp2006-1 Asset Bkd Ctf Cl-1A1	Corporate Bond	5.230%	04/25/36	720,216
	Ownit Mtg Ln Tr2005-R4 Mtg Ln Asset-Bkd Ctf	Corporate Bond	5.259%	08/25/36	545,550
	Peoples Choice Home Ln Secs Tr2005-4 Mtg Passthru Ctf Cl	Corporate Bond	5.259%	08/25/35	159,850
	Renaissance Home Equity Ln Tr2006-1 Ln Asset Bkd Nt Cl Av1	Corporate Bond	5.220%	05/25/36	552,916
	Residential Accredit Lns Incmtg Pass Thru Ctfa-1-Fixed Rt122001	Corporate Bond	6.000%	12/25/16	26,657
	Residential Asset Mtg Prodsinc2005-Rs8 Mtg Passthru Ctf Clfltg Rate	Corporate Bond	5.249%	05/25/35	201,265
	Residential Asset Mtg Prodsinc2005-Efc5 Mtg Passthru Ctf Cl	Corporate Bond	5.239%	11/25/27	480,638
	Securitized Asset Backedreceivables Llc Tr 2006-Fr3Asset Bkd Ctf Cl A-1 Fltg Ratecmo A1 Ser Fr3	Corporate Bond	5.191%	05/25/36	754,723
	Slm Student Ln Tr 2006-5Nt Fltg Rate Cl A-1	Corporate Bond	5.439%	07/25/13	764,851
	Slm Student Ln Tr 2006 6Nt Cl A 1 Fltg Rate	Corporate Bond	5.494%	10/25/18	902,106
	Slm Student Ln Tr2005-5 Student Ln-Bkd Nt Clfltg	Corporate Bond	5.485%	01/25/18	462,426
	Specialty Underwriting &Residential Fin2005-Bc3 Mtg Ln Asset Bkd Ctfvar Rate	Corporate Bond	5.259%	06/25/36	354,099
	Structured Asset Secs Corp2004-3Ac Mtg Passthru Ctf Cl	Corporate Bond	4.920%	03/25/34	701,743
	Structured Adj Rate Mtg Ln Tr2004-13 Mtg Passthru Ctf Cl	Corporate Bond	5.432%	09/25/34	215,424
	Structured Asset Invt Ln Tr2005-10 Mtg Passthru Ctf Cl A3	Corporate Bond	5.440%	12/27/35	631,633
	Structured Asset Invt Ln Tr2006-Bnc1 Mtg Passthru Ctf Cl A2	Corporate Bond	5.420%	02/25/36	521,121
	Teachers Ins & Annuity Assn Restramer 144Aa-4-Fixed Rt052101	Corporate Bond	6.680%	06/19/31	998,936
	Usaa Auto Ownwe Trser 2005-1 Cl-A3	Corporate Bond	3.900%	07/15/09	489,647
	Usaa Auto Owner Tr2004-1 Asset Bkd Nt Cl A-3	Corporate Bond	2.060%	04/15/08	12,019
	U S Bk Natl Assn Minneapolisminnsub Nt Dtd 07/23/1998	Corporate Bond	6.300%	07/15/08	273,934
	Verizon Global Fdg Corp	Corporate Bond	6.125%	06/15/07	401,012
	Vodafone Group Plc Newvodafone Group Plc Newnt Dtd 12/18/2002	Corporate Bond	3.950%	01/30/08	379,244
	Wachovia Corp 2Nd Newnt	Corporate Bond	3.500%	08/15/08	243,062
	Washington Mut Asset Secs Corp2005-C1 Coml Mtg Passthru Ctfa-1 144A-Fixed Rt022305	Corporate Bond	4.240%	05/25/36	518,084
	Washington Mut Mtg Secs Corp2002-Ar1 Msc Mtg Passthru Ctfvar Rate	Corporate Bond	7.221%	11/25/30	114,983
	Washington Mut Mtg Secs Corp2002-Ms1 Mtg Passthru Ctf Clii-A-1-Fixed Rt	Corporate Bond	6.250%	02/25/32	89,381
	Wells Fargo Mtg Backed Secs2004-3 Tra-1-Fixed Rt031804	Corporate Bond	4.750%	04/25/19	1,137,166
	Wells Fargo & Co Newsr Nt Dtd 03/09/2005	Corporate Bond	4.125%	03/10/08	2,072,553
	World Omni Auto Receivables Tr2004-A Asset Bkd Ctf Cl A-3 'Seq'	Corporate Bond	3.290%	11/12/08	495,874
	Us Central Credit Union	Corporate Bond	2.750%	05/30/08	278,832
	American Express Cr Accountmaster Tr2005-5 Asset Bkd Ctf Cl A Fltg	Corporate Bond	5.360%	02/15/13	650,247
	Ameriquest Mtg Secs Incameriquest Mtg Secs Inca-1-Var Rate110104	Corporate Bond	5.435%	11/25/34	431,611
	Anadarko Pete Corpanadarko Pete Corpsr Nt	Corporate Bond	6.450%	09/15/36	227,362
	Aol Time Warner Inc	Corporate Bond	7.625%	04/15/31	11,172
	Asif Global Financing Xxiii Nt144A	Corporate Bond	3.900%	10/22/08	97,554
	Asset Backed Ctfs Tr 2006-8Mtg Passthru Ctf Cl 2-A-1	Corporate Bond	5.172%	06/28/36	498,625
	At&T Broadband Corpnt	Corporate Bond	8.375%	03/15/13	222,117
	Bac Capital Trust Xi Restr	Corporate Bond	6.625%	05/23/36	59,355
	Bank Amer Corpbank Amer Corpsr Nt Fltg Rate	Corporate Bond		03/24/09	625,594
	Banc One Corp	Corporate Bond	2.625%	06/30/08	81,739
	Banc Amer Coml Mtg Incser 2001-1 Cl-A2	Corporate Bond	6.503%	04/15/36	444,460
	Banc Amer Coml Mtg Inc2002-Pb2 Coml Mtg Passthru Ctfcl-A4	Corporate Bond	6.186%	06/11/35	462,793
	Banc Amer Alternative Ln Tr2004-6 Mtg Passthru Ctf Cl	Corporate Bond	5.000%	07/25/19	198,095
	Banc Amer Alternative Ln Tr2004-5 Mtg Passthru Ctf Cl4-A-1-Fixed Rt052504	Corporate Bond	5.000%	06/25/19	179,904
	Banc Amer Coml Mtg Inc2004-6 Coml Mtg Passthru Ctf Cl-A3	Corporate Bond	4.512%	12/10/42	425,926
	Bankamerica Corp	Corporate Bond	6.250%	04/01/08	50,465
	Bank New York Incsr Nt Dtd 11/21/2002	Corporate Bond	3.750%	02/15/08	98,242
	Bank One Issuance Tr V/R2003-3 Nt Cl A	Corporate Bond	5.430%	12/15/10	550,936
	Berkshire Hathaway Fin Corpsr Nt	Corporate Bond	3.375%	10/15/08	121,146
	Berkshire Hathaway Fin Corpgtd Sr Nt	Corporate Bond	4.125%	01/15/10	53,454
	Bristol Myers Squibb Co Deb	Corporate Bond	5.875%	11/15/36	98,403
	Bristol-Meyer Squibb	Corporate Bond	6.875%	08/01/97	21,312
	Bskyb Fin U K Plcgtd Sr Nt	Corporate Bond	6.500%	10/15/35	9,890
	Carrington Mtg Ln Tr Ser2006-Fre1Asset Bkd Passthru Ctf Cl A-1	Corporate Bond	5.206%	07/25/36	446,062
	Centerpoint Energy Res Corpsr Nt	Corporate Bond	7.875%	04/01/13	72,118
	Chase Coml Mtg Secs Corp1999-2 Coml Mtg Passthru Ctfcl A-2	Corporate Bond	7.198%	01/15/32	260,877
	Chase Issuance Tr2004-9 Nt Cl A	Corporate Bond	3.220%	06/15/10	639,916
	Chase Issuance Tr2006-A3 Cl-A3	Corporate Bond	5.310%	07/15/11	525,403
	Chase Cr Card Owner Tr2002-7 Asset Bkd Nt Cl A Fltg	Corporate Bond	5.440%	02/15/10	600,684
	Chase Cr Card Owner Tr2004-2 Asset Bkd Nt Cl A	Corporate Bond	1.140%	09/15/09	675,143
	Citibank Cr Card Issuance Tr2006-A2 Cl-A2	Corporate Bond	4.850%	02/10/11	621,725
	Citigroup Incnt	Corporate Bond	6.200%	03/15/09	50,981
	Citibank Cr Card Issuance Tr2004-A1 Nt	Corporate Bond	2.550%	01/20/09	748,947
	Citigroup Incglobal Sr Nt Dtd 01/31/2003	Corporate Bond	3.500%	02/01/08	270,053
	Citigroup Incglobal Nt Dtd 08/03/2005	Corporate Bond	4.625%	08/03/10	49,105
	Citibank Cr Card Issuance Tr2003 A-6 Nt	Corporate Bond	2.900%	05/17/10	484,718
	Citigroup Incglobal Nt Dtd 02/22/2005	Corporate Bond	4.125%	02/22/10	291,015
	Citigroup Incglobal Nt Dtd 02/09/2004	Corporate Bond	3.625%	02/09/09	388,172
	Citibank Cr Card Issuance Tr2004-A4 Nt	Corporate Bond	3.200%	08/24/09	813,987
	Comcast Corp Newnt	Corporate Bond	7.050%	03/15/33	37,426
	Comcast Corp Newgtd Nt	Corporate Bond	5.900%	03/15/16	100,285
	Commercial Mtg Accep Corp Comlmtg Pass Thru Ctfsser 1998-C2 Cl A-2	Corporate Bond	6.030%	09/15/30	252,127
	Conocophillips Australia Fdgcogtd Nt Fltg Rate	Corporate Bond		04/09/09	690,552
	Consolidated Nat Gas Cosr Nt	Corporate Bond	5.000%	03/01/14	24,112
	Credit Suisse First Boston Mtgsecs Corpcoml Mtg Passthru Ctf 1998-C2Cl A-2	Corporate Bond	6.300%	11/15/30	315,033
	Credit Suisse First Boston Mtgsecs Corp2002-Cp3 Coml Mtg Passthru Ctf	Corporate Bond	5.603%	07/15/35	497,927
	Credit Suisse First Boston Mtgsecs Corp2002-Cks4 Coml Mtg Passthru	Corporate Bond	5.183%	11/15/36	532,362
	Credit Suisse First Boston Mtgsecs Corp2003-C3 Coml Mtg Passthru Ctf	Corporate Bond	3.936%	05/15/38	464,341
	Credit Suisse First Boston Mtgsecs Corp2005-C2 Coml Mtg Passthru Ctf	Corporate Bond	4.832%	04/15/37	386,733
	Cwabs Inc2005Im3 Mtg Passthru Ctf Cl	Corporate Bond	5.259%	12/25/35	261,689
	Cwabs Inc2005-11 Asset Bkd Ctf Clcmo/Ser 11 Cl 3Av1	Corporate Bond	5.297%	02/25/36	198,117
	Daimlerchrysler North Amerhldg Corp	Corporate Bond	4.050%	06/04/08	48,932
	Daimlerchrysler Auto Tr2005-B Asset Backed Nt Cl A-3	Corporate Bond	4.040%	09/08/09	482,516
	Depfa Acs Bkasset Covered Secs	Corporate Bond	3.625%	10/29/08	292,176
	Deutsche Telekom Intl Fin B Vgtd Nt	Corporate Bond	8.250%	06/15/30	24,587
	Discover Card Master Tr I	Corporate Bond	5.330%	03/17/08	500,284
	Dlj Coml Mtg Corpcoml Mtg Passthru Ctf 1998-Cf1Cl A-1B	Corporate Bond	6.410%	02/18/31	83,123
	Dlj Coml Mtg Corpcoml Mtg Passthru Ctf 00-Ckp1	Corporate Bond	7.180%	11/10/33	518,040
	Dominion Res Inc Delremarketable Nt Ser E	Corporate Bond	7.195%	09/15/14	87,785
	Dominion Res Inc Del	Corporate Bond	5.125%	12/15/09	49,681
	Eksportfinans A S A Mediumterm Nts Book Entrytranche # Tr 00012	Corporate Bond	3.375%	01/15/08	426,613
	Enterprise Prods Oper L Psr Nt	Corporate Bond	4.000%	10/15/07	49,389
	Federated Dept Stores Inc Del	Corporate Bond	6.790%	07/15/27	49,999
	First Un Corpsub Nt	Corporate Bond	6.300%	04/15/08	126,399
	First Union-Lehman Bros Bk-Amercoml Mtg Trser 1998-C2 Passthru Ctf Cl A2	Corporate Bond	6.560%	11/18/35	253,758
	First Un Natl Bk Coml Mtg Trfirst Un Natl Bk Coml Mtg Tr2001-C2 Coml Mtg Passthru Ctf	Corporate Bond	6.663%	01/12/43	493,104
	First Un Natl Bk Coml Mtg Trfirst Un Natl Bk Coml Mtg Tr2002-C1 Mtg Passthru Ctf Cl	Corporate Bond	6.141%	02/12/34	493,443
	Florida Pwr & Lt Co	Corporate Bond	4.950%	06/01/35	44,463
	Fort Irwin Ld Llcmilitary Hsg Rev Bd 2005 Ser Aii	Corporate Bond	5.300%	12/15/35	105,905
	Fort Irwin Ld Llcmilitary Hsg Rev Bd 2005 Ser Ai	Corporate Bond	5.030%	12/15/25	46,566
	First Franklin Mtg Ln Tr Ser2006-Ff10Mtg Passthru Ctf Cl A2 Var	Corporate Bond	5.191%	07/25/36	357,513
	General Elec Cap Corp Mediumterm Nts Book Entrytranche # Tr 00699	Corporate Bond	4.125%	09/01/09	185,250
	General Elec Cap Corp Mediumterm Nts Book Entrytranche # Tr 00714	Corporate Bond	5.000%	11/15/11	645,236
	Gmac Commercial Mortgage Secur	Corporate Bond	6.175%	05/15/33	167,583
	Gmac Comm Mtg Sec Inc	Corporate Bond	6.945%	09/15/33	432,977
	Gmac Coml Mtg Sec Incmtg Passthru Ctf 2000-C1 Clvar Rate	Corporate Bond		03/15/33	545,152
	Gmac Coml Mtg Secs Incmtg Passthru Ctf Ser 99-C3A-2	Corporate Bond	7.179%	08/15/36	349,052
	Gs Mtg Secs Corp Iicoml Mtg Passthru Ctf 1998-C1A-3-Fixed Rt102698	Corporate Bond	6.135%	10/18/30	268,595
	Gs Mtg Secs Corp Ii2005-Gg4 Coml Mtg Passthru Ctf	Corporate Bond	4.751%	07/10/39	144,492
	Gs Mtg Secs Tr 2006-Gg8Mtg Passhru Ctf Cl A-4Cmo A4 Ser Gg8	Corporate Bond	5.560%	11/10/39	406,275
	Gs Mtg Secs Corp2004-9 Mtg Passthru Ctf Cl4A1-Var Rate072804	Corporate Bond	4.059%	08/25/34	701,182
	Gte Corp	Corporate Bond	6.940%	04/15/28	26,211
	Gsamp 2006-He4Asset Bkd Ctf Cl A-2A	Corporate Bond	5.210%	06/25/36	414,382
	Halliburton Cosr Nt Conv	Corporate Bond	5.500%	10/15/10	149,733
	Heller Finl Coml Mtg Asset Corpmtg Passthru Ctf Ser 1999-Ph-1 Cl-A2	Corporate Bond	6.847%	05/15/31	216,105
	Homebanc Mtg Tr2005-4 Mtg Passthru Ctf Cl A-1Cmo/Ser 4 Cl A1	Corporate Bond	5.404%	10/25/35	350,103
	Honda Auto Receivables Owner Trustcmo/ Ser 4 Cl A3	Corporate Bond	4.460%	05/21/09	596,159
	Household Fin Corpntacquired By Household Intl Inc06/26/1981	Corporate Bond	6.375%	10/15/11	219,593
	Household Fin Corp Nt	Corporate Bond	6.450%	02/01/09	40,855
	J P Morgan Chase Coml Mtg Secscorp2005-Cibc12 Coml Mtg Passthru	Corporate Bond	4.895%	09/12/37	412,421
	J P Morgan Chase Coml Mtg Secscorp Ser 2001-C1 Cl-A3	Corporate Bond	5.857%	10/12/35	470,892
	J P Morgan Chase Coml Mtg Secscorp2001-Cibc2 Coml Mtg Passthru	Corporate Bond	6.429%	04/15/35	360,342
	L-Bank Foerderbkbank	Corporate Bond	4.250%	09/15/10	340,935
	Lb-Ubs Coml Mtg Tr	Corporate Bond	7.370%	08/15/26	322,994
	Lehman Brothers Hldgs Inc M/T/N	Corporate Bond	5.750%	07/18/11	152,933
	Massmutual Global Fdg Iimedium Term Nts Book Entrytranche # Tr 00009	Corporate Bond	2.550%	07/15/08	138,962
	Mastr Alternative Ln Tr2004-4 Mtg Passthru Ctf Cl-1A1	Corporate Bond	5.500%	05/25/34	195,122
	May Dept Stores Cosr Nt Dtd 07/20/2004	Corporate Bond	6.650%	07/15/24	19,816
	May Dept Stores Cosr Nt Dtd 07/20/2004	Corporate Bond	6.700%	07/15/34	9,864
	Mbna Cr Card Master Nt Tr2003-7 Nt Cl A	Corporate Bond	2.650%	11/15/10	651,281
	Mbna Cr Card Master Nt Tr2004-4 Nt Cl A	Corporate Bond	2.700%	09/15/09	595,680
	Mbna Cr Card Master Nt Tr2006-4 Nt Cl A Fltg Rate	Corporate Bond	5.310%	09/15/11	800,594
	Mbna Cr Card Master Nt Tr2005-5 Nt Cl A Fltg Rate	Corporate Bond	5.148%	12/15/10	625,227
	Metlife Incjr Sub Deb Fxd To Fltg Rate	Corporate Bond	6.400%	12/15/66	85,392
	Morgan J P Coml Mtg Fin Corpmtg Passthru Ctf 2000-C10 Cl	Corporate Bond	7.371%	08/15/32	311,548
	Morgan Stanley Cap I Incmorgan Stanley Cap I Inccoml Mtg Passthru Ctf 98-Hf2Cl A-2	Corporate Bond	6.480%	11/15/30	343,818
	Morgan Stanley Co	Corporate Bond	6.750%	04/15/11	105,697
	Morgan Stanley	Corporate Bond	5.050%	01/21/11	119,220
	Morgan Stanleycont Ser F Fltg Rateformerly Morgan Stanley Dean	Corporate Bond		03/07/08	720,526
	Morgan Stanley Cap I Inc2006-He2 Mtg Passthru Ctf A-2A	Corporate Bond	5.210%	03/25/36	488,343
	Morgan Stanley Abs Cap I Inctr 2006-Nc42006-Nc4 Mtg Passthru Ctf Cl A2A	Corporate Bond	5.172%	06/25/36	511,165
	Morgan Stanleyfor Equity Issues See 61746Ssr Global Medium Term Nt Ser Fformerly Morgan Stanley Dean	Corporate Bond	5.625%	01/09/12	152,472
	National Westminster Bk Plc	Corporate Bond	7.375%	10/01/09	78,980
	News Amer Hldgs Inc Sr Deb	Corporate Bond	7.750%	01/20/24	44,632
	News Amer Hldgs Incdeb	Corporate Bond	8.500%	02/23/25	59,176
	News Amer Incbd	Corporate Bond	6.200%	12/15/34	14,478
	Opteum Mtg Accep Corp 2006-2Mtg Passthru Ctf Cl A1A Adj	Corporate Bond	5.201%	07/25/36	489,528
	Peoples Choice Home Ln Secs Tr2005-4 Mtg Passthru Ctf Cl	Corporate Bond	5.259%	08/25/35	96,653
	Ramp Ser 2006-Rs4 Trasset Bkd Ctf Cl A-1	Corporate Bond	5.220%	11/25/28	571,381
	Rasc Ser 2005-Ks12 Trhome Equity Mtg Asset Bkd Passcl A-1 Adj Rate	Corporate Bond	5.230%	06/25/26	246,183
	Raytheon Cont Dtd 11/15/2002	Corporate Bond	4.500%	11/15/07	18,850
	Residential Asset Securities Corporation Cmo/Ser 2006-Emx6 Cl-A1	Corporate Bond	5.201%	07/28/36	650,456
	Rabobank Nederland Globalmedium Term Nts Book Entrytranche # Tr 00015	Corporate Bond		04/06/09	1,200,300
	Rouse Cont	Corporate Bond	3.625%	03/15/09	156,166
	Salomon Bros Mtg Secs Vii Incmtg Passthru Ctf Ser 1999-C1A-2-Var Rate080599	Corporate Bond		01/18/09	367,869
	Salomon Bros Mtg Secs Vii Inc2001-C2 Coml Mtg Passthru Ctf	Corporate Bond	6.499%	10/13/11	461,364
	Salomon Bros Coml Mtg Trcoml Mtg Passthru Ctf 2000-C3Cl A2	Corporate Bond	6.592%	12/18/33	368,826
	Scottish Pwr Plcnt Dtd 03/22/2005	Corporate Bond	4.910%	03/15/10	221,762
	Securitized Asset Backedreceivables Llc Tr 2006-Fr3Asset Bkd Ctf Cl A-1 Fltg Ratecmo A1 Ser Fr3	Corporate Bond	5.191%	05/25/36	449,622
	Sprint Cap Corpnt	Corporate Bond	8.750%	03/15/32	30,090
	Structured Asset Secs Corp *Pp*2003-Al2 Asset Bkd Ctf Cl A144A	Corporate Bond	3.357%	01/25/31	253,332
	Structured Adj Rate Mtg Ln Tr2005-19Xs Mtg Passthru Ctfcmo/Ser 19Xs Cl 1A1	Corporate Bond	5.452%	10/25/35	324,129
	Structured Asset Invt Ln Tr2006-1 Mtg Passthru Ctf Cl A1	Corporate Bond	5.430%	01/25/36	313,073
	Suncor Energy Incnt Dtd 11/24/2003Formerly Suncor Inc To04/17/1997	Corporate Bond	5.950%	12/01/34	10,061
	Suntrust Bk Inc	Corporate Bond	4.000%	10/15/08	68,407
	Tci Communications Inc Deb	Corporate Bond	7.125%	02/15/28	122,751
	Telecom Italia Capgtd Sr Nt	Corporate Bond	6.000%	09/30/34	49,883
	Telecom Italia Capgtd Sr Nt	Corporate Bond	7.200%	07/18/36	78,354
	Tiaa Global Mkts Inc	Corporate Bond	3.875%	01/22/08	49,170
	Time Warner Companies Incdeb	Corporate Bond	7.570%	02/01/24	241,765
	Tyco Intl Group Sa	Corporate Bond	6.375%	10/15/11	41,860
	United Mexican Sts M/T/N	Corporate Bond	7.500%	04/08/33	11,800
	United Mexican Sts Medium Termnts Book Entrytranche # Tr 00019	Corporate Bond	5.625%	01/15/17	160,160
	Ubs Pfd Fdg Tr Itr Pfd Secs8.622% To 10/10 Thereafter V/R	Corporate Bond	8.622%	12/31/49	55,232
	U S Bancorp M/T/N	Corporate Bond	3.950%	08/23/07	24,781
	Vodafone Airtouch Plcntformerly Vodafone Group Plc To06/28/1999	Corporate Bond	7.750%	02/15/10	79,926
	Verizon Md Incdeb Ser B	Corporate Bond	5.125%	06/15/33	73,832
	Wachovia Bk Natl Assn M/T/Nterm Sr Bk Nts Book Entrytranche # Sr 00027	Corporate Bond		03/23/09	375,045
	Wachovia Auto Owner Tr 2006-Aasset Bkd Nt Cl A-2	Corporate Bond	5.410%	04/20/09	575,195
	Wachovia Auto Owner Tr 2006-Aasset Bkd Nt Cl A-4	Corporate Bond	5.380%	06/20/13	579,450
	Wachovia Bk Coml Mtg Tr2003-C6 Coml Mtg Passthru Ctf	Corporate Bond	5.125%	08/15/35	495,286
	Wachovia Bk Coml Mtg Tr Comlmtg Pass-Through Ctfs Sermtg Passthru Ctf Cl A-4Cmo A4 Se C28	Corporate Bond	5.621%	10/15/48	415,988
	Wachovia Bk Coml Mtg Tr Comlmtg Pass-Through Ctfs Sermtg Passthru Ctf Cl A-4Cmo A4 Ser C29	Corporate Bond	5.308%	11/15/48	472,384
	Wells Fargo & Co Newnt	Corporate Bond	4.200%	01/15/10	77,936
	Wells Fargo Mtg Backed Secs V/R2004-K Tr Mtg Passthru Ctf Cl 1A2'Cstr,Pt,As'	Corporate Bond	4.476%	07/25/34	643,097
	Wells Fargo & Co New	Corporate Bond	4.625%	08/09/10	230,615
	Wells Fargo & Co Newsr Nt	Corporate Bond	4.875%	01/12/11	94,057
	Bear Stearns Asset Backed Secs06-He3-A101/25/36	Corporate Bond		01/25/36	1,082,666
				Total Corporate Bonds	126,144,109
	Federal Natl Mtg Assn Remic Trremic Pass Thru Trpb-Rcr-Fixed Rt061705	Gov’t Fixed Income	5.750%	07/25/35	721,494
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	5.750%	08/25/23	534,472
	Federal Natl Mtg Assn Gtd Remiccmo/Ser 2002-14 Cl-T-6	Gov’t Fixed Income	3.310%	02/25/32	207,079
	Federal Home Ln Mtg Corpmulticlass Mtg Partn Ctfs Gtdcmo/Ser 2996 Cl Pb	Gov’t Fixed Income	5.500%	05/15/35	923,341
	Federal Home Ln Mtg Corp Remic Trmulticlass Mtg Partn Ctfs Gtdpreassign 00224Cmo Cl Ep	Gov’t Fixed Income	5.375%	09/15/11	2,060,058
	Gov’t Nat’l Mtge Assn Pool # 80947	Gov’t Fixed Income	3.750%	06/20/34	1,991,814
	Gov’t Nat’l Mtge Assn Pool # 81257	Gov’t Fixed Income	5.000%	02/20/35	1,626,867
	Long Beach Mtg Ln Tr2006-2 Asset Bkd Ctf Cl Ii-A1	Gov’t Fixed Income	5.210%	03/25/36	601,309
	United States Treas Nts Infl Inxdtd 00131	Gov’t Fixed Income	2.500%	07/15/16	1,848,499
	Gov’t Nat’l Mtge Assn Pool # 780985	Gov’t Fixed Income	6.000%	12/15/08	62,393
	Gov’t Nat’l Mtge Assn Pool # 781284	Gov’t Fixed Income	6.000%	02/15/11	93,378
	Fnma TBA 15Yr Sfm 06.00% Jan	Gov’t Fixed Income	6.000%	01/01/20	3,750,875
	Fed’l Home Loan Mtge Corp Strip	Gov’t Fixed Income	5.500%	08/01/35	231,052
	Federal Home Ln Mtg Corp Stripcmo/Ser 232 Cl-Io	Gov’t Fixed Income	5.000%	08/01/35	361,052
	Fed’l Home Loan Mtge Corp Grp # 1J0151	Gov’t Fixed Income	5.737%	10/01/36	969,381
	Fed’l Home Loan Mtge Corp Grp # 847473	Gov’t Fixed Income	5.038%	12/01/35	2,560,908
	Fed’l Home Loan Mtge Corp Grp # 1G2555	Gov’t Fixed Income	6.042%	11/01/36	2,348,436
	Fed’l Home Loan Mtge Corpcmo/Ser 3063 Cl-Yb	Gov’t Fixed Income	5.500%	06/15/26	1,939,163
	Fed’l Home Loan Mtge Corp Grp # 1B2139	Gov’t Fixed Income	4.760%	03/01/35	776,249
	Fnma TBA 30Yr Sfm 05.50% Jan	Gov’t Fixed Income	5.500%	01/01/35	9,090,750
	Federal Nat’l Mtge Assn Pool # 780993	Gov’t Fixed Income	3.932%	05/01/34	2,037,656
	Federal Nat’l Mtge Assnfns 354 2	Gov’t Fixed Income	5.500%	11/01/34	195,143
	Federal Nat’l Mtge Assn Pool # 745930	Gov’t Fixed Income	7.500%	09/01/35	796,835
	Federal Nat’l Mtge Assn Pool # 735661	Gov’t Fixed Income	5.500%	12/01/17	2,910,724
	Federal Nat’l Mtge Assn Pool # 251904	Gov’t Fixed Income	6.000%	08/01/08	42,460
	Federal Nat’l Mtge Assn Pool # 255572	Gov’t Fixed Income	5.500%	12/01/14	293,733
	Federal Nat’l Mtge Assn Pool # 806556	Gov’t Fixed Income	4.551%	02/01/35	1,781,496
	Federal Nat’l Mtge Assn Pool # 255676	Gov’t Fixed Income	5.500%	03/01/15	254,764
	Federal Nat’l Mtge Assn Pool # 0323331	Gov’t Fixed Income	6.500%	11/01/08	74,003
	Federal Nat’l Mtge Assn Pool # 111377Cmo 2 Ser 377	Gov’t Fixed Income	5.000%	10/01/36	341,564
	Federal Nat’l Mtge Assn Pool # 828056	Gov’t Fixed Income	4.855%	06/01/35	872,352
	Federal Nat’l Mtge Assn Pool # 766457	Gov’t Fixed Income	4.247%	03/01/34	1,064,572
	Federal Nat’l Mtge Assn Pool # 555255	Gov’t Fixed Income	6.146%	04/01/40	239,831
	Federal Natl Mtg Assn Remic Trremic Pass Thru Tr	Gov’t Fixed Income	5.500%	05/25/27	535,996
	Federal Natl Mtg Assn Remic Trpass Thru Tr 2004-28 Cl-Pb	Gov’t Fixed Income	6.000%	08/25/28	292,415
	Federal Natl Mtg Assn Remic Trremic Pass Thru Tr Ser 2003-16 Cl-Bc	Gov’t Fixed Income	5.000%	03/25/18	126,054
	Federal Home Ln Mtg Corp Remic Trcmo/Ser 2538 Cl-Cbn Ctfs Gtd	Gov’t Fixed Income	5.000%	12/15/17	274,486
	Federal Natl Mtg Assn Remic Trremic Pass Thru Tr Ser 2004-88 Cl-Ha	Gov’t Fixed Income	6.500%	07/25/34	207,688
	Federal Natl Mtg Assn Gtd Remicpass Thru Tr Ser 2005-3 Cl Ap	Gov’t Fixed Income	5.500%	02/25/35	328,665
	Federal Natl Mtg Assn Remic Trremic Pass Thru Trser 2005-70 Cl-Na	Gov’t Fixed Income	5.500%	08/25/35	303,633
	Federal Natl Mtg Assn Gtdremic Pass Thru Trpreassign 00674	Gov’t Fixed Income	5.500%	01/25/34	369,429
	Federal Natl Mtg Assn Remic Trremic Pass Thru Trser 2005 Cl Ta2	Gov’t Fixed Income	5.500%	12/25/33	313,636
	Federal Home Ln Mtg Corpcmo/Ser 2864 Cl-Na	Gov’t Fixed Income	5.500%	01/15/31	367,106
	Federal Home Ln Mtg Corpcmo/Ser 2973 Cl-Eb	Gov’t Fixed Income	5.500%	04/15/35	380,151
	Gov’t Nat’l Mtg Assn Pool# 781590	Gov’t Fixed Income	5.500%	04/15/33	87,636
	Gov’t Nat’l Mtge Assn Pool # 589206	Gov’t Fixed Income	6.000%	10/15/32	10,589
	Gov’t Nat’l Mtge Assn Pool # 599742	Gov’t Fixed Income	6.000%	10/15/32	3,357
	Gov’t Nat’l Mtge Assn Pool # 80916	Gov’t Fixed Income	3.750%	05/20/34	327,946
	Slm Student Ln Tr2001-3 Ln Bkd Nt Cl A-2L Fltg	Gov’t Fixed Income	5.605%	10/25/16	238,425
	Small Business Admin Gtd Partnctfsser Sbic-Ps 2003-10 A	Gov’t Fixed Income	4.524%	02/10/13	279,257
	U S Treas Infl Idx N/B	Gov’t Fixed Income	2.000%	07/15/14	374,268
	United States Treas Nts Infl Inxdtd 00131	Gov’t Fixed Income	2.500%	07/15/16	176,287
	Gov’t Nat’l Mtge Assn Pool # 590089	Gov’t Fixed Income	5.500%	07/15/33	54,352
	Gov’t Nat’l Mtge Assn Pool # 572394	Gov’t Fixed Income	7.000%	11/15/31	4,479
	Gov’t Nat’l Mtge Assn Pool # 499416	Gov’t Fixed Income	6.000%	02/15/29	3,418
	Gov’t Nat’l Mtge Assn Pool # 372062	Gov’t Fixed Income	6.500%	03/15/24	73,541
	Gov’t Nat’l Mtge Assn Pool # 781548	Gov’t Fixed Income	7.000%	11/15/32	11,703
	Gov’t Nat’l Mtge Assn Pool # 781328	Gov’t Fixed Income	7.000%	09/15/31	59,675
	Fed’l Home Loan Mtge Corp Strip	Gov’t Fixed Income	5.500%	08/01/35	173,289
	Fed’l Home Loan Mtge Corp Grp # 1K1233	Gov’t Fixed Income	5.439%	05/01/36	392,507
	Fed’l Home Loan Mtge Corp Grp # M80817	Gov’t Fixed Income	4.000%	05/01/10	160,061
	Fed’l Home Loan Mtge Corp Grp # J00252	Gov’t Fixed Income	5.500%	10/01/20	124,863
	Fed’l Home Loan Mtge Corp Grp # J02895	Gov’t Fixed Income	5.500%	06/01/21	752,090
	Fed’l Home Loan Mtge Corp Grp # J03285	Gov’t Fixed Income	5.000%	08/01/21	96,676
	Fed’l Home Loan Mtge Corp Grp # J03286	Gov’t Fixed Income	5.000%	09/01/21	765,410
	Fed’l Home Loan Mtge Corp Grp # J00558	Gov’t Fixed Income	5.000%	12/01/20	286,487
	Federal Home Ln Mtg Corp Stripcmo/Ser 232 Cl-Io	Gov’t Fixed Income	5.000%	08/01/35	148,669
	Fed’l Home Loan Mtge Corp Grp # G01391	Gov’t Fixed Income	7.000%	04/01/32	70,594
	Fed’l Home Loan Mtge Corp Grp # E00627	Gov’t Fixed Income	5.500%	02/01/14	146,539
	Fed’l Home Loan Mtge Corp Grp # B15485	Gov’t Fixed Income	5.000%	06/01/19	167,154
	Fed’l Home Loan Mtge Corp Grp # E91860	Gov’t Fixed Income	5.500%	10/01/17	78,575
	Fed’l Home Loan Mtge Corp Grp # E88978	Gov’t Fixed Income	5.500%	04/01/17	99,350
	Fed’l Home Loan Mtge Corp Grp # C90213	Gov’t Fixed Income	7.000%	04/01/18	22,775
	Fed’l Home Loan Mtge Corp Grp # G11681	Gov’t Fixed Income	5.000%	04/01/20	154,353
	Fed’l Home Loan Mtge Corp Grp # J05930	Gov’t Fixed Income	5.500%	03/01/21	90,461
	Fnma TBA 30Yr Sfm 06.00% Jan	Gov’t Fixed Income	6.000%	01/01/35	2,717,719
	Fed’l Home Loan Mtge Corp Grp # B18931	Gov’t Fixed Income	4.500%	03/01/20	80,063
	Fed’l Home Loan Mtge Corp Grp # 1G2524	Gov’t Fixed Income	5.973%	10/01/36	426,833
	Fed’l Home Loan Mtge Corp Grp # C49499	Gov’t Fixed Income	6.500%	04/01/31	4,215
	Fed’l Home Loan Mtge Corp Grp # J00432	Gov’t Fixed Income	5.000%	11/01/20	179,529
	Fed’l Home Loan Mtge Corp Grp # J00813	Gov’t Fixed Income	5.000%	12/01/20	99,264
	Fed’l Home Loan Mtge Corp Grp # J02314	Gov’t Fixed Income	5.000%	07/01/20	339,103
	Fed’l Home Loan Mtge Corp Grp # J02443	Gov’t Fixed Income	5.000%	08/01/20	280,166
	Fed’l Home Loan Mtge Corp Grp # B14156	Gov’t Fixed Income	4.000%	05/01/19	63,293
	Fed’l Home Loan Mtge Corp Grp # B14838	Gov’t Fixed Income	4.500%	06/01/19	383,355
	Fed’l Home Loan Mtge Corp Grp # G11742	Gov’t Fixed Income	5.000%	07/01/20	78,209
	Fed’l Home Loan Mtge Corp Grp # G11753	Gov’t Fixed Income	5.000%	08/01/20	941,304
	Fed’l Home Loan Mtge Corp Grp # G11720	Gov’t Fixed Income	4.500%	08/01/20	481,542
	Federal Nat’l Mtge Assn Pool # 545762	Gov’t Fixed Income	6.500%	07/01/32	49,338
	Federal Nat’l Mtge Assn Pool # 617271	Gov’t Fixed Income	5.500%	01/01/17	251,931
	Federal Nat’l Mtge Assn Pool # 190347	Gov’t Fixed Income	5.000%	01/01/34	865,353
	Federal Nat’l Mtge Assn Pool # 674612	Gov’t Fixed Income	5.500%	12/01/17	390,558
	Federal Nat’l Mtge Assn Pool # 555114	Gov’t Fixed Income	5.500%	12/01/17	8,839
	Federal Nat’l Mtge Assn Pool # 562319	Gov’t Fixed Income	7.000%	01/01/31	237
	Federal Nat’l Mtge Assn Pool # 828346	Gov’t Fixed Income	5.000%	07/01/35	447,735
	Federal Nat’l Mtge Assn Pool # 865807	Gov’t Fixed Income	5.500%	03/01/21	54,080
	Federal Nat’l Mtge Assn Pool # 745140	Gov’t Fixed Income	5.000%	11/01/35	250,863
	Federal Nat’l Mtge Assn Pool # 902425	Gov’t Fixed Income	5.992%	11/01/36	417,767
	Federal Nat’l Mtge Assn Pool # 545556	Gov’t Fixed Income	7.000%	04/01/32	17,716
	Federal Nat’l Mtge Assn Pool # 883553	Gov’t Fixed Income	6.000%	05/01/36	60,058
	Federal Nat’l Mtge Assn Pool # 831549	Gov’t Fixed Income	6.000%	05/01/36	286,237
	Federal Nat’l Mtge Assn Pool # 880504	Gov’t Fixed Income	5.500%	08/01/21	189,377
	Federal Nat’l Mtge Assn Pool # 882357	Gov’t Fixed Income	6.000%	05/01/36	478,346
	Federal Nat’l Mtge Assn Pool # 555384	Gov’t Fixed Income	5.500%	04/01/18	1,748,843
	Federal Nat’l Mtge Assn Pool # 254407	Gov’t Fixed Income	7.000%	08/01/32	88,398
	Federal Nat’l Mtge Assn Pool # 845326	Gov’t Fixed Income	6.000%	12/01/35	111,750
	Federal Nat’l Mtge Assn Pool # 872534	Gov’t Fixed Income	6.000%	06/01/36	666,266
	Federal Nat’l Mtge Assn Pool # 844803	Gov’t Fixed Income	4.500%	10/01/35	88,039
	Federal Nat’l Mtge Assn Pool # 745832	Gov’t Fixed Income	6.000%	04/01/21	3,689,568
	Federal Natl Mtg Assn Stripped	Gov’t Fixed Income	5.500%	01/25/36	196,822
	Federal Nat’l Mtge Assn Pool # 833522	Gov’t Fixed Income	5.500%	09/01/20	41,763
	Federal Nat’l Mtge Assn Pool # 809774	Gov’t Fixed Income	4.724%	02/01/35	293,338
	Federal Natl Mtg Assn Strippedcmo 5 Ser 378	Gov’t Fixed Income	5.000%	07/01/36	201,632
	Federal Nat’l Mtge Assn Pool # 545823	Gov’t Fixed Income	5.500%	08/01/17	8,750
	Federal Nat’l Mtge Assn Pool # 545900	Gov’t Fixed Income	5.500%	07/01/17	24,773
	Federal Nat’l Mtge Assn Pool # 725027	Gov’t Fixed Income	5.000%	11/01/33	677,048
	Federal Nat’l Mtge Assn Pool # 555606	Gov’t Fixed Income	4.000%	07/01/18	58,406
	Federal Nat’l Mtge Assn Pool # 190319	Gov’t Fixed Income	6.500%	02/01/32	33,609
	Federal Nat’l Mtge Assn Pool # 687885	Gov’t Fixed Income	5.500%	03/01/18	63,529
	Federal Nat’l Mtge Assn Pool # 555591	Gov’t Fixed Income	5.500%	07/01/33	699,490
	Federal Nat’l Mtge Assn Pool # 357802	Gov’t Fixed Income	5.500%	06/01/20	179,216
	Federal Nat’l Mtge Assn Pool # 778519	Gov’t Fixed Income	5.500%	04/01/19	44,495
	Federal Nat’l Mtge Assn Pool # 773501	Gov’t Fixed Income	5.500%	08/01/19	629,570
	Federal Nat’l Mtge Assn Pool # 735989	Gov’t Fixed Income	5.500%	02/01/35	70,559
	Federal Home Ln Mtg Corp Deb	Gov’t Fixed Income	3.370%	04/28/08	1,559,431
	Federal Home Ln Mtg Corpmedium Term Nts Fed Book Entrytranche # Tr 00576	Gov’t Fixed Income	3.750%	03/03/09	803,602
	Federal Home Ln Mtg Corpmedium Term Nts Fed Book Entrypreassign 00090	Gov’t Fixed Income	4.625%	05/28/13	265,547
	Federal Home Ln Mtg Corpdeb	Gov’t Fixed Income	5.750%	06/27/16	312,234
	Israel Stgtd Nt Dtd 09/18/2003 Cl1-B	Gov’t Fixed Income	5.500%	09/18/33	156,555
	Resolution Fdg Corp Fed Bookentry Cpn Stripsgeneric Int Pmt	Gov’t Fixed Income		10/15/18	41,820
	Resolution Fdg Corp Fed Bookentry Cpn Stripsgeneric Int Pmtbd	Gov’t Fixed Income		07/15/18	42,373
	Us Treasury Bd Strippedstripped Prin Pmt035	Gov’t Fixed Income		11/15/27	128,457
	United States Treas Ntsdtd 00143	Gov’t Fixed Income	4.625%	11/15/16	397,375
	Us Treasury Bond Infl Indx	Gov’t Fixed Income	2.000%	01/15/26	760,593
	U S Treasury Bonds	Gov’t Fixed Income	4.500%	02/15/36	28,528
				Total Government Bonds	76,493,157

	Sales Tax Asset Receivablecorp N Ytaxable-Ser B	State & Local Obligations	3.600%	10/15/08	194,779
			Total State & Local Obligations		194,779
	Amresco Independence Fdg Inc V/R *Pp*1999-1 Sba Ln Bkd Ctf Adj Rate144A Cl A	Other Bonds		06/15/26	404,045
	Business Ln Ctr Inc V/R Restrsba/Abs 1998-1 Cl A 144A	Other Bonds	6.750%	01/15/25	249,750
	Gs Mtg Secs Corpser 2000-1 Mtg Passthru Ctf A144A	Other Bonds	5.670%	03/20/23	247,031
	Hbos Plc Medium Term Sr Nts *Pp*Book Entry 144Atranche # Sr 00031	Other Bonds	3.600%	08/15/07	192,861
	Nationwide Bldg Soc Mtn *Pp*Book Entry 144Atranche # Sr 00014	Other Bonds	3.500%	07/31/07	148,383
	Pbg Equip Tr 144Areceivable Bkd Nt Cl A	Other Bonds	6.270%	01/20/12	139,103
	Structured Asset Receivables *Pp*Tr2003-2 Tr Ctf	Other Bonds	5.789%	01/21/09	986,811
	Usaa Auto Owner Tr2005-2 Asset Backed Nt Cl A-3	Other Bonds	4.000%	12/15/09	1,490,960
	Belvoir Ld Llc *Pp*Military Hsg Rev Bd 2005 Ser Ai144A	Other Bonds	5.270%	12/15/47	46,655
	Halliburton Codeb	Other Bonds	7.600%	08/15/96	28,687
	Hbos Plc Medium Term Sr Nts *Pp*Book Entry 144Atranche # Sr 00037	Other Bonds	3.500%	11/30/07	196,720
	Hbos Plc Medium Term Sr Nts *Pp*Book Entry 144Atranche # Sr 00031	Other Bonds	3.600%	08/15/07	89,013
	Israel Stgtd Nt Cl 3	Other Bonds	5.500%	04/26/24	363,566
	Petro Cdasr Nt	Other Bonds	5.350%	07/15/33	87,653
	Sbc Communications Inc *Pp*Puttable Reset Secs Purs144A	Other Bonds	4.389%	06/01/21	323,229
	United Mexican Sts M/T/N	Other Bonds	8.000%	09/24/22	36,660
	Vodafone Group Plc New *Pp*Vodafone Group Plc Newnt Fltg Rate	Other Bonds		12/28/07	320,154
	J P Morgan Mtg Tr *Pp*2006-A2 Mtg Passthru Ctf Cl-4A1 144A	Other Bonds	3.885%	08/25/34	1,234,714
	Associates Corp North Amer Sr Nts6.875% 11/15/08	Other Bonds	6.875%	11/15/08	359,481
				Total Other Bonds	6,945,475
			Total Bonds and Debentures		209,777,521

	Abn Amro Hldg N V Sponsored ADR	Common Stock			1,035,215
	Aeon Co LtdADR	Common Stock			453,831
	Aiful CorpADR	Common Stock			309,276
	Amada Co Ltd ADR	Common Stock			359,813
	A/S Dampskibsselskabet Tormsponsored ADR	Common Stock			334,050
	Abb Ltdsponsored ADR	Common Stock			769,005
	Adecco Sa Sponsored ADR	Common Stock			293,951
	Aegon N V	Common Stock			559,025
	Advantest Corpsponsored ADR New	Common Stock			275,520
	Air Liquide ADR	Common Stock			547,990
	Ajinomoto Inc ADR	Common Stock			369,636
	Aktiebolgt Electrolux ADR	Common Stock			372,381
	Akzo Nobel N V ADR	Common Stock			182,610
	Alcatel-Lucent ADR	Common Stock			686,826
	All Nippon Awys Ltdsponsored ADR	Common Stock			498,153
	Alliance Boots PlcADR	Common Stock			329,189
	Allianz Se ADRsponsored ADR Repstg 1/10 Sh	Common Stock			2,042,000
	Allied Irish Bks P L C Spon ADRrepstg Ord	Common Stock			616,917
	Alpha Bk A E	Common Stock			410,907
	Altana Aktiengesellschaftsponsored ADR	Common Stock			384,400
	Alps Elec Ltd ADR	Common Stock			335,869
	Alumina Ltdsponsored ADR	Common Stock			389,542
	Amcor Ltd ADR New	Common Stock			310,650
	Amer Sports Corporation SponADR	Common Stock			219,960
	Amvescap Plc Spon ADR	Common Stock			521,347
	Anglo American Plc ADR	Common Stock			1,254,674
	Asahi Glass ADR	Common Stock			372,031
	Asahi Kasei Corp ADR	Common Stock			385,724
	Astrazeneca Plc Spons ADRrep 1 Ord	Common Stock			1,386,945
	Atlas Copco Ab Sponsored ADRnew Repstg Com	Common Stock			477,276
	Australia & New Zealand Bkggroup Ltd Sponsored ADR	Common Stock			629,198
	Axa ADR	Common Stock			1,226,032
	Bt Group PlcADR	Common Stock			949,855
	Bnp Paribassponsored ADR Repstg 1/4 Sh	Common Stock			1,972,647
	Bae Sys Plc	Common Stock			577,442
	Banco Bilbao Vizcayaargentaria S Asponsored ADR	Common Stock			1,472,472
	Banco Santander Cent Hispano S A ADR	Common Stock			1,854,804
	Bank Fukuoka Ltd ADR	Common Stock			415,222
	Bank Yokohama Ltd Japan ADR	Common Stock			344,155
	Barclays Plc ADR(Rep 4 Ord Gbp1)	Common Stock			1,656,990
	Basf Agsponsored ADR	Common Stock			981,821
	Bayer A G Sponsored ADR	Common Stock			731,032
	Bhp Billiton Limitedsponsored ADR	Common Stock			1,200,450
	Bhp Billiton Plcsponsored ADR	Common Stock			855,600
	Bg PlcADR Final Installment New	Common Stock			765,159
	Bunzl Plcsponsored ADR New	Common Stock			245,068
	Boral Ltd Newboral Ltd Newsponsored ADR	Common Stock			379,483
	Bp Plc Spons ADR	Common Stock			3,398,615
	Bridgestone Corp ADR	Common Stock			289,666
	British Sky Broadcasting Group Spons ADRplc	Common Stock			294,580
	British Awys Plc ADR	Common Stock			482,271
	British American Tobacco	Common Stock			881,063
	Bulgari S P A ADRsponsored	Common Stock			345,882
	Business Objects S A Sponsored ADR	Common Stock			477,345
	Cadbury Schweppes P L C ADR(Represents 4 Ord 25P Shs)	Common Stock			452,911
	Canon Inc ADR Repstg 5 Shs	Common Stock			1,131,800
	Carnival PlcADR	Common Stock			346,518
	Centrica Plcsponsored ADR New 2004	Common Stock			612,634
	Cheung Kong Hldgs Ltd ADR	Common Stock			381,641
	City Devs Ltd Spons ADR	Common Stock			430,404
	Clp Holdings Ltd	Common Stock			295,720
	Coca Cola Amatil Ltdsponsored ADR	Common Stock			442,223
	Commerzbank A G Sponsored ADR	Common Stock			303,288
	Commonwealth Bk Australia Spnrd ADR 144A	Common Stock			1,287,011
	Compass Group Plcsponsored ADR New	Common Stock			338,290
	Continental Ag Sponsored ADR	Common Stock			279,163
	Corporacion Mapfre-Compania ADRinternacional De Reaseguros Sponsored	Common Stock			430,705
	Corus Group Plc Spons ADRrep 10 Ord Shs	Common Stock			439,688
	Credit Suisse Group Sponsored ADR	Common Stock			1,429,829
	Crh Plc ADR	Common Stock			382,500
	Dbs Group Hldgs Ltdsponsored ADR	Common Stock			471,352
	Dai Nippon Prtg Ltd Japan ADR	Common Stock			370,212
	Daimler-Chrysler Agord	Common Stock			951,855
	Daiwa House Ind Ltd ADR	Common Stock			312,701
	Daiwa Group Inc.	Common Stock			560,195
	Danske Bk A/S ADRADR	Common Stock			705,960
	Dassault Sys S Asponsored ADR	Common Stock			380,592
	Denso CorpADR	Common Stock			514,959
	Deutsche Bank Npv	Common Stock			1,225,808
	Deutsche Lufthansa A Gsponsored ADR	Common Stock			477,926
	Deutsche Telekom Ag Sponsored ADR	Common Stock			940,940
	Diageo Plc Spon ADR New	Common Stock			1,048,875
	Dnb Nor Asa 144A Spon ADR	Common Stock			314,125
	E On Ag	Common Stock			1,450,599
	Ebara Corp ADR	Common Stock			401,835
	Edp-Energias De Portugal Sa ADRsponsored	Common Stock			719,879
	Eisai Ltd Spons ADR	Common Stock			1,042,853
	Elan Corp Plc ADR	Common Stock			317,125
	Endesa S A Sponsored ADR	Common Stock			1,563,072
	Enel Societa Per AzioniADR	Common Stock			909,192
	Eni S P A Sponsored ADR	Common Stock			1,355,692
	Erste Bk Der Oesterreichischensparkassen A Gsponsored ADR Repstg 1/2 Sh	Common Stock			444,361
	Delhaize Group	Common Stock			408,072
	Experian Group Ltd ADR	Common Stock			234,144
	Fiat S.P.A ADR New	Common Stock			360,584
	Fortis Nlsponsored ADR New	Common Stock			1,700,498
	Fosters Group Ltd ADR Ltd Sponsnew	Common Stock			422,685
	France Telecom Sponsored ADR	Common Stock			836,540
	Fresenius Med Care Ag & Co. Kgaa ADRrep Ord Bearer Shs	Common Stock			359,883
	Friends Provident P L CADR	Common Stock			722,839
	Fujitsu Ltd ADR Com	Common Stock			313,544
	Fujifilm Hldgs CorpADR 2 Ord	Common Stock			454,630
	Furukawa Elec Ltd ADR	Common Stock			307,597
	Gallaher Group Plcsponsored ADR	Common Stock			368,795
	Glaxo Smithkline PlcADR	Common Stock			2,413,770
	Groupe Danone Sponsored ADR	Common Stock			1,320,300
	Hbos Plcsponsored ADR	Common Stock			1,488,816
	Hsbc Hldgs Plcsponsored ADR New	Common Stock			4,586,166
	Hang Seng Bk Ltd Spons ADR	Common Stock			410,040
	Hellenic Telecommun Org Spons ADRrep 1/2 Ord Shs	Common Stock			393,900
	Hitachi Ltd ADR 10 Com	Common Stock			424,048
	Honda Motor Co Ltd	Common Stock			1,091,304
	Hong Kong & China Gas Ltd Spnsrd ADR	Common Stock			297,000
	Husqvarna Absponsored ADR Repstg 2 Cl Bshs	Common Stock			453,458
	Hutchison Whampoa Ltd ADR	Common Stock			355,747
	Hypo Real Estate Hldg Ag Sponsored ADR	Common Stock			641,172
	Imperial Chemical Industries Plc ADR	Common Stock			368,472
	Imperial Tob Group Plc Sponsored ADR	Common Stock			533,452
	Ireland Bk Sponsored ADR	Common Stock			520,760
	Ing Groep N V Sponsored ADR	Common Stock			1,413,440
	Intercontinental Hotels Groupplc Newsponsored ADR New	Common Stock			345,925
	International Pwr Plcsponsored ADR	Common Stock			461,683
	Italcementi S P A ADR	Common Stock			338,160
	Itochu Corp ADR	Common Stock			336,175
	J Sainsbury Plcsponsored ADR New	Common Stock			337,200
	James Hardie Inds N Vsponsored ADR	Common Stock			329,267
	Japan Airlines CorporationADR	Common Stock			435,904
	Johnson Matthey Pub Ltd Cojohnson Matthey Pub Ltd Cosponsored ADRformerly Johnson Matthey & Co	Common Stock			319,882
	Kajima Corp ADR	Common Stock			363,615
	Kao Corp ADRsponsored ADR Repstg 10 Shscom	Common Stock			323,276
	Kawasaki Heavy Inds Ltdsponsored ADR	Common Stock			326,381
	Kingfisher Plcsponsored ADR Par 15 5/7 Pence	Common Stock			244,603
	Kirin Brewery Ltdsponsored ADR	Common Stock			376,848
	Kobe Stl Ltd Sponsored ADR	Common Stock			417,752
	Komatsu Ltd New	Common Stock			547,229
	Koninklijke Ahold Nv Sponsored ADR	Common Stock			225,354
	Koninklijke Philips Electrsn Vsponsored ADR New 2000	Common Stock			710,262
	Royal Kpn Nvsponsored ADR	Common Stock			452,042
	Kubota Corp ADR	Common Stock			353,172
	Kyocera Corp ADR	Common Stock			341,604
	Lloyds Tsb Group Plc ADRsponsored ADR	Common Stock			1,211,444
	L Oreal Co ADR	Common Stock			730,621
	Ladbrokes Plcsponsored ADR	Common Stock			353,725
	Lafarge S.A. ADRsponsored ADR New	Common Stock			580,320
	Lagardere Groupe S C A Spons ADRone ADR Represents 1 Ordsh	Common Stock			522,844
	Legal & General Plc ADR	Common Stock			676,939
	Lend Lease Ltdsponsored ADR	Common Stock			1,215,042
	Luxottica Group S P A ADRsponsored ADR	Common Stock			245,360
	Lvmh Moet Hennessy LouisvuittonADR	Common Stock			263,563
	Meiji Seika Kaisha Ltd ADRADR	Common Stock			396,350
	Mtr Corp Ltdsponsored ADR	Common Stock			387,310
	Makita Corporation ADR	Common Stock			342,100
	Marks & Spencer Group P L Csponsored ADR	Common Stock			526,225
	Mabubeni Corp ADR	Common Stock			324,416
	Marui Ltd ADR New	Common Stock			314,508
	Matsushita Elec Ind Co Ltd ADRmorgan Gty	Common Stock			683,060
	Matsui Secs Co LtdADR	Common Stock			333,454
	Matsushita Electric Works Ltd ADR	Common Stock			405,062
	Mediaset S P Asponsored ADR Repstg 3 Ord Shs	Common Stock			413,716
	Metso Corpsponsored ADR	Common Stock			424,200
	Millea Hldgs IncADR	Common Stock			584,394
	Minebea Ltd Spon ADR	Common Stock			439,898
	Mitsubishi Corp ADRsponsored	Common Stock			563,970
	Mitsubishi Estate Ltd ADR	Common Stock			878,856
	Mitsubishi Elec Corp ADR	Common Stock			501,281
	Mitsui Sumitomo Insurance Company	Common Stock			480,784
	Mitsubishi Ufj Finl Group Incsponsored ADR	Common Stock			1,954,650
	Mittal Stl Co N Vcl A N Y Registry Sh	Common Stock			563,778
	Nsk Ltd ADRsponsored	Common Stock			344,551
	Nh Hoteles Sociedad Anonima	Common Stock			453,260
	National Aust Bk Ltd ADR New	Common Stock			1,764,490
	National Bk Greece S Asponsored ADR	Common Stock			446,400
	National Grid Plcsponsored ADR Newformerly National Grid Groupplc To 10/21/2002 & Formerly	Common Stock			675,511
	Nec Corp ADR	Common Stock			273,600
	Nec Electronics Corp ADRADR Repstg 1/2 Com Shs	Common Stock			350,472
	Neptune Orient Lines Ltdsponsored ADR	Common Stock			303,782
	Nestle S A Sponsored ADRrepstg Reg Sh	Common Stock			2,440,446
	Newcrest Mng Ltd Sponsored ADR	Common Stock			382,150
	Nidec Corpsponsored ADR	Common Stock			317,832
	Nikko Cordial Corporation	Common Stock			406,688
	Nintendo Ltd ADR	Common Stock			622,387
	Nippon Yusen Kabushiki Kaishasponsored ADR 2006	Common Stock			876,180
	Nippon Shokubai Co Ltd ADR	Common Stock			360,958
	Nippon Teleg & Tel Corp Sponsored ADR	Common Stock			570,170
	Nisshin Steel Ltd ADR	Common Stock			426,587
	Nissan Mtr Ltd ADRsponsored ADR	Common Stock			509,670
	Nitto Denko Corp ADR	Common Stock			400,151
	Nokia Corp ADR-A Shssponsored	Common Stock			1,426,464
	Nomura Hldgs Incsponsored ADR	Common Stock			700,780
	Norsk Hydro A S Sponsored ADR	Common Stock			456,983
	Ntt Docomo Incsponsored ADR	Common Stock			649,083
	Novartis Ag Spnsrd ADR	Common Stock			2,178,125
	Novo Nordisk A/S ADR	Common Stock			518,506
	Oce N V	Common Stock			113,600
	Oji Paper Co Ltd Sponsored ADR	Common Stock			312,936
	Olympus Corpsponsored ADR	Common Stock			1,004,416
	Omron Corpsponsored ADRformerly Omron Tateisi Electrsco To 04/01/1990	Common Stock			365,921
	Orkla A Ssponsored ADR Repstg Ser A	Common Stock			272,136
	Osterreichischeelektrizitatswirtschaftssponsored ADR	Common Stock			357,110
	Pearson Plc	Common Stock			271,800
	Peugeot S.A. ADR	Common Stock			456,752
	Prudential Plc ADR	Common Stock			833,287
	Publicis S A Newsponsored ADR	Common Stock			494,091
	Puma Ag Rudolf Dassler Sportsponsored ADR	Common Stock			234,208
	Q P Corp Spons ADR	Common Stock			302,260
	Reed International Plcsponsored ADR	Common Stock			357,825
	Reed Elsevier N Vsponsored ADR	Common Stock			380,215
	Rentokil Intial Plc ADR	Common Stock			341,269
	Repsol Ypf S.A. ADR	Common Stock			572,700
	Reuters Group Plcsponsored ADR	Common Stock			248,093
	Rexam Plcsponsored ADR New 2001	Common Stock			285,234
	Ricoh Ltd ADR New	Common Stock			326,298
	Roche Hldg Ltd Sponsored ADR	Common Stock			2,062,034
	Rolls-Royce Group Plcsponsored ADR	Common Stock			369,799
	Royal Dutch Shell Plcsponsored ADR Repstg B Shs	Common Stock			1,544,453
	Royal Dutch Shell Plc Spons ADRrepstg A Shs	Common Stock			2,077,687
	Royal Dsm N Vsponsored ADR	Common Stock			108,583
	Rwe Ag Spons ADRrepstg Ord Par	Common Stock			913,457
	Shizuoka Bk Ltd ADR	Common Stock			366,726
	Sabmiller Plcsponsored ADR	Common Stock			494,414
	San Paolo-Imi S P Asponsored ADR	Common Stock			2,790,443
	Sandvik Ab ADR	Common Stock			792,430
	Santos Ltd ADR New	Common Stock			322,672
	Sanofi-Aventissponsored ADR	Common Stock			1,689,822
	Sap Aktiengesellschaft ADRsystem Anwendungen Produkte In Derdatenverarbeitung	Common Stock			892,080
	Scottish & Southn Energy Plcsponsored ADR	Common Stock			596,114
	Scottish Pwr Plcsponsored ADR Final Instlmtnew	Common Stock			489,234
	Secom Ltd ADR	Common Stock			517,813
	Serono S A	Common Stock			365,392
	Sharp Corp	Common Stock			447,304
	Shiseido Ltd Sponsored ADR	Common Stock			411,388
	Siemens A Gsponsored ADR	Common Stock			1,527,525
	Signet Group Plcsponsored ADR Repstg 30 Shs	Common Stock			330,410
	Singapore Telecommunicationsltdsponsored ADR New 2006	Common Stock			417,512
	Sino Ld Ltd Sponsored ADR	Common Stock			441,315
	Skf Ab ADRsponsored ADR Par S Kr 12.50	Common Stock			724,651
	Smith & Nephew P L Csponsored ADR New	Common Stock			298,281
	Societe Generale France Sponsored ADR	Common Stock			1,594,052
	Sodexho Alliance Spons ADR	Common Stock			719,095
	Solvay S A Sponsored ADR	Common Stock			367,745
	Sony Corp ADR Amern Sh Newea Rcpt Represents 1 Actual Japanese ShADR	Common Stock			792,355
	Statoil Asasponsored ADR	Common Stock			410,592
	Stolt Nielsen S A-Sponsored ADRrepstg Common Stock	Common Stock			387,223
	Stora Enso Oyjsponsored ADR Repstg Ser R Shs	Common Stock			393,171
	Swiss Reins Co Sponsored ADR	Common Stock			678,103
	Swisscomsponsored ADR	Common Stock			120,832
	Sumitomo Elec Inds Ltd ADR	Common Stock			359,028
	Sumitomo Metal Inds Ltd ADR	Common Stock			446,907
	Sumitomo Tr & Bkg Ltd Spons ADRsumitomo Tr & Bkg Ltdsponsored ADR	Common Stock			502,752
	Sumitomo Mitsui Finl Group IncADR	Common Stock			1,177,485
	Sun Hung Kai Pptys Ltdsponsored ADR	Common Stock			321,692
	Suruga Bk LtdADR	Common Stock			321,630
	Svenska Cellulosa Aktiebolaget ADRsca Sponsored	Common Stock			402,271
	Swire Pac Ltd ADRsponsored Repstg 1 Cl A Sh	Common Stock			386,748
	Syngenta Ag Spons ADR	Common Stock			475,392
	Tdk Corp ADR	Common Stock			304,874
	Tnt N Vsponsored ADR	Common Stock			452,340
	Tabcorp Hldgs Ltdsponsored ADR	Common Stock			402,422
	Taiheiyo Cem CorpADR	Common Stock			332,430
	Taisei Constr Ltd ADR	Common Stock			219,341
	Taiyo Yuden Ltd ADR	Common Stock			405,352
	Tate & Lyle Plc Sponsored ADR	Common Stock			272,233
	Technip Sasponsored ADR	Common Stock			384,216
	Teijin Ltd ADR	Common Stock			424,458
	Telecom Corp New Zealand Ltd Spon ADR(Each Conv Into 8 Ord Nzdi)	Common Stock			354,671
	Telecom Italia S P A Newsponsored ADR Repstg Ord Shs	Common Stock			611,639
	Telecom Italia S P A Newsponsored ADR Repstg Svgs Shs	Common Stock			416,304
	Ericsson (Lm) Telephone Co ADR (New)	Common Stock			1,103,509
	Telefonica S A Spon ADR	Common Stock			1,652,655
	Television Broadcast Ltd Spon ADRADR	Common Stock			335,913
	Tesco Plc Sponsored ADR	Common Stock			1,175,625
	Thomson Multimediasponsored ADR	Common Stock			318,176
	Tokyu Ld Corp ADR	Common Stock			423,734
	Tomkins Plc Sponsored ADR	Common Stock			285,665
	Toppan Prtg Ltd ADR	Common Stock			385,966
	Toray Inds Inc ADR	Common Stock			306,930
	Total S.A. ADR	Common Stock			2,531,584
	Toto Ltd ADR	Common Stock			340,129
	Toyo Suisan Kaisha Ltd ADR	Common Stock			352,097
	Toyota Mtr Corp ADR 2 Com	Common Stock			3,021,975
	Trend Micro Incsponsored ADR New	Common Stock			205,800
	Trinity Mirror P L Csponsored ADR	Common Stock			329,885
	Ubs Ag	Common Stock			2,104,914
	Unilever Plc Amer Shs ADR New	Common Stock			719,926
	Unilever Nv Ny Share F New	Common Stock			711,225
	United Overseas Bk Ltd Sponsored ADR	Common Stock			366,676
	United Utilities Plc - Sp ADR	Common Stock			337,920
	Upm Kymmene Corp Sponsored ADR	Common Stock			333,432
	Vodafone Group Plc Newvodafone Group Plc Newsponsored ADR New	Common Stock			2,502,145
	Valeo ADRsponsored	Common Stock			374,202
	Veolia Environnementsponsored ADR	Common Stock			1,497,674
	Volkswagen A G Sponsored A ADR	Common Stock			430,730
	Volvo Aktiebolaget ADR B	Common Stock			750,138
	Westpac Bkg Corp Sponsored ADR	Common Stock			1,184,023
	Wienerberger Baustoffinustrieaktiengesellschaftsponsored ADR	Common Stock			415,380
	Wolseley Plcsponsored ADR	Common Stock			558,989
	Wolters Kluwer N V Sponsored ADR	Common Stock			324,683
	Woodside Pete Ltd Sponsored ADR	Common Stock			411,521
	Yamazaki Baking Ltd ADR	Common Stock			290,547
	Zurich Finl Svcssponsored ADR	Common Stock			730,864
		Total Equity Investments			199,110,759

SWP: USD 5.640000 7/14/2010SWAP / ID BRS2GR108	Swaps, Pay 3 Mo LIBOR, Receive 5.640%	07/14/10	80,668
SWP: USD 5.630000 7/12/2009SWAP / ID BRS2GFUZ5	Swaps, Pay 3 Mo. LIBOR, Receive 5.630%	07/12/09	89,640
USD NTEREST RATE SWAPCOUNTER PARTY A (MULTIFUND) PAYSINDEX DEFINITION: USD- LIBOR-BBA-3MO	Swaps, Pay 3 Mo LIBOR, Receive 5.000%	11/07/10	(3,955)
SWP: USD 3M LIBOR 11/21/2011	Swaps, Pay 3 Mo LIBOR, Receive 5.025%	11/21/11	(2,604)
SWP: USD 5.1575% 11/7/10SWP	Swaps, Pay 3 MO LIBOR, Receive 5.1575%	11/07/10	1,891
SWP: CDS 0.75% 06/20/2011SWAP / ID BRS2PEJW8 {P/SWAP}	Swaps, Pay .75%, Receive Dow Jones IG High Volatility Index	06/20/11	(7,188)
SWP:USD 4.948, 12/12/11SWAP ID BRS336NL6	Swaps, Pay 3 Mo LIBOR, Receive 4.948%	12/12/11	(19,168)
SWP: USD 5.160 9/12/2009SWAP / ID BRS2Q8YB9	Swaps, Pay 3 Mo LIBOR, Receive 5.160%	09/12/09	15,150
CDSWAP 0.65000 6/20/2016	Swaps, Pay .650%, Receive Dow Jones IG High Volatility Index	06/20/16	8,871
SWP: USD 5.23100 10/16/2011SWAP / ID BRS2VEWH9	Swaps, Pay 3 Mo LIBOR, Receive 5.231%	10/16/11	18,531
SWP: USD 4.55 DUE 10/3/2010 SWAP	Swaps, Pay 3 Mo LIBOR, Receive 4.550%	10/03/10	(18,560)
Total Derivatives			163,276

Assets (Held and End of Year)			$2,647,532,760

*   represents party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-58526 of Computer Sciences Corporation on Form S-8 of our report dated June 29, 2007, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005, and an explanatory paragraph related to investments in commingled funds for which there are no readily determinable fair values), appearing in this Annual Report on Form 11-K of Computer Sciences Corporation Matched Asset Plan for the year ended December 31, 2006.

DELOITTE & TOUCHE LLP

Los Angeles, California
June 29, 2007

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